

10012877



Interplay

Interplay Entertainment Corp.
2009 Annual Report








<u>**Interplay Entertainment Corp.**</u>

12301 Wilshire Blvd. Suite 502
Los Angeles, CA 90025

May 7, 2010

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Interplay Entertainment Corp. The meeting will be held on Thursday June 17, 2010. Beginning at 5:00 P.M., Pacific Daylight Time, at the corporate offices of Interplay Entertainment Corp.

Information about the meeting and the matters on which stockholders will act is included in the Notice of Annual Meeting of Stockholders and Proxy Statement that follow.

It is important that your shares be represented at the annual Meeting. Whether or not you plan to attend, you are urged to promptly vote your shares by proxy. You may vote electronically using the web site address or toll free telephone number included on your proxy card. You may also vote by mail, if you choose to vote by mail, please complete, sign, date and return your proxy card in the enclosed envelope as soon as possible. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time.

Sincerely,

/s/ Herve Caen

Herve Caen
Chairman, Chief Executive Officer and Interim Chief Financial Officer

Interplay Entertainment Corp.

Table of Contents


Received SEC
JUN 10 2010
Washington, DC 20549

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INTERPLAY ENTERTAINMENT CORP.

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INTERPLAY ENTERTAINMENT CORP.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME..	5:00 p.m. Pacific Time on June 17, 2010.
PLACE..	Interplay Entertainment Corp. 12301 Wilshire Blvd. Los Angeles, CA 90025
ITEMS OF BUSINESS..	(1) To elect five members of the Board of Directors to serve until the next annual stockholder meeting. (2) To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.
RECORD DATE..	You can vote if, at the close of business on April 26, 2010, you were a stockholder of the Company.
PROXY VOTING.. .	All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote promptly by signing and returning the enclosed Proxy Card.

May 20, 2010

/s/ Hervé Caen

Hervé Caen
Chief Executive Officer and
Interim Chief Financial Officer

Interplay Entertainment Corp.
12301 Wilshire Blvd. Los Angeles, CA 90025
(310) 979-7070

PROXY STATEMENT

These Proxy materials are delivered in connection with the solicitation by the Board of Directors of Interplay Entertainment Corp., a Delaware corporation ("Interplay," the "Company", "we", or "us"), of Proxies to be voted at our 2010 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are invited to attend our Annual Meeting of Stockholders on June 17, 2010, beginning at 5:00 p.m. Pacific Time. The meeting will be held at Interplay Entertainment Corp. office headquarters Suite 502, 12301 Wilshire Blvd. Los Angeles, CA 90025.

Pursuant to the new rules recently adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending on May 07, 2010 a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Stockholders Entitled to Vote. Holders of our common stock at the close of business April 26, 2010 are entitled to vote their shares at the Annual Meeting. Common stock is the only outstanding class of our securities entitled to vote at the Annual Meeting. As of the close of business on April 26, 2010, there were 122,662,052 shares of common stock outstanding.

Proxies. Your vote is important. If your shares are registered in your name, you are a stockholder of record and are entitled to vote either in person or by proxy. If your shares are in the name of your broker or bank, you are the beneficial owner and your shares are held in "street name." As of January 1, 2010, brokers no longer have the discretion to vote their customers' shares without receiving voting instructions from those customers about how to vote them in an election of directors. This is a very important change to the process that many investors may have relied on in the past when considering whether to return voting instructions. As a result of these rules changes, if you don't complete the voting instructions you receive from your broker, your shares will not be considered when directors are elected. The changes do not apply to mutual funds customers or certain closed-end fund holdings, and in those situations, your broker will continue to retain discretion to vote uninstructed shares. We encourage you to vote by Proxy if you are a stockholder of record or to return your voting instructions to your broker or bank if you are the beneficial owner of shares held in street name, so that your shares will be represented and voted at the meeting even if you cannot attend. Your submission of the Proxy will not limit your right to vote at the Annual Meeting if you later decide to attend in person. **However, if your shares are held in street name, you must obtain a Proxy, executed in your favor, from the holder of record in order to be able to vote at the meeting**. If you are a stockholder of record, you may revoke your Proxy at any time before the meeting either by filing with the Secretary of the Company, at its principal executive offices, a written notice of revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and expressing a desire to vote your shares in person. All shares entitled to vote and represented by properly executed Proxies received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those Proxies. If no instructions are indicated on a properly executed Proxy, the shares represented by that Proxy will be voted as recommended by the Board of Directors.

Quorum. The presence, in person or by Proxy, of a majority of the votes entitled to be cast by the stockholders entitled to vote at the Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the number of shares present at the Annual Meeting for determining the presence of a quorum. Broker non-votes occur when a broker holding customer securities in street name has not received voting instructions from the customer on certain non-routine matters and, therefore, is barred by the rules of the applicable securities exchange from exercising discretionary authority to vote those securities.

Voting. Each share of our common stock is entitled to one vote on each matter properly brought before the meeting. On the election of directors, our stockholders have cumulative voting rights (please see "Election of Directors" below for a description of your cumulative voting rights). Abstentions will be counted toward the tabulation of votes cast on proposals submitted to stockholders and will have the same effect as negative votes, while broker non-votes will not be counted as votes cast for or against such matters.

Proxy Solicitation Costs. The costs associated with the solicitation of stockholder proxies by our Board in connection with this 2010 annual stockholder meeting shall be borne by the Company.

Election of Directors. The five nominees for director receiving the highest number of votes at the Annual Meeting will be elected. If any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

Our stockholders have cumulative voting rights when voting on the election of directors. Cumulative voting rights entitle each stockholder to the number of votes he or she would otherwise have in the absence of cumulative voting rights, multiplied by the number of directors to be elected. Each stockholder may cast all of the resulting votes for a single director, or may distribute them among the directors to be elected at the stockholder's discretion. In order to determine how many votes a stockholder is entitled to cast as a consequence of cumulative voting rights, the stockholder multiplies the total number of shares of our common stock owned by such stockholder by the number of directors being elected, in this case five. The total that results is the number of votes the stockholder may cast in the election of directors. The proxies solicited by the Board of Directors confer discretionary authority on the proxy holders to cumulate votes to elect the nominees listed in this Proxy Statement. The proxy holder may cumulate votes to elect one or several directors as may be necessary to elect the maximum number of nominees.

Other Matters. At the date this Proxy Statement went to press, we do not know of any other matters to be raised at the Annual Meeting.

ITEM 1: ELECTION OF DIRECTORS

Item 1 is the election of five members of our Board of Directors. Our Bylaws provide that the number of directors constituting the Board shall be between three and nine, to be fixed by the Board from time to time. The Board has currently fixed the number of directors at five.

Director Qualifications

The Board will evaluate and recommend candidates for membership on the board of directors. The Board has not formally established any specific, minimum qualifications that must be met by each candidate for the board of directors or specific qualities or skills that are necessary for one or more of the members of the board of directors to possess. However, when considering a potential non-incumbent candidate, the Board will factor into its determination the following qualities of a candidate: educational background, diversity of professional experience, including whether the person is a current or former CEO or CFO of a public company or the head of a division of a large international organization, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our stockholders.

The board of directors is composed of a diverse group of leaders in their respective fields. Many of the current directors have senior leadership experience at domestic and international companies. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. Most of our directors also have experience serving on boards of directors and board committees of other public and non-public companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, Interplay's directors also have other experience that makes them valuable members, such as experience developing technology or managing technology and media companies, which provides insight into strategic and operational issues faced by Interplay.

The Board believes that the above-mentioned attributes, along with the leadership skills and other experiences of its board members described in the pages following, provide Interplay with a diverse range of perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for the nominees named below. If any nominee is unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the then current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The Board of Directors proposes the election of the following nominee directors:

Hervé Caen
Eric Caen
Alberto Haddad
Xavier de Portal
Michel Welter

In addition to previous terms served on the Interplay board of directors, each of the nominees has extensive leadership and operational experience in interactive media and/or financial management:

Herve Caen

- Global business leadership as CEO of Interplay Entertainment Corp. and former CEO of Titus Interactive S.A. and Virgin Interactive Entertainment.
- Outside board experience at Titus Interactive S.A.
- More than 20 years business leadership and operational experience in the interactive entertainment industry.

Eric Caen

- Business leadership and operations experience in media and interactive entertainment.
- Investment and management experience in the areas of corporate finance, mergers, and acquisitions.

Alberto Haddad

- Global business leadership and experience in international banking, finance, trade, and investment.
- Outside board experience in governmental organizations and non-profit groups.
- Previous technology management and leadership positions with McKinsey and Co., Eastman Kodak, and others.

Xavier de Portal

- Over two decades experience and leadership in corporate and international finance.
- Business leadership and operational experience in executive officer positions in media companies, including video game companies.

Michel Welter

- Extensive global business experience in entertainment and media.
- Experience as an executive officer for several entertainment focused companies.
- Significant experience in marketing and branding entertainment products.

If elected, the foregoing five nominees are expected to serve until the 2011 Annual Meeting of Stockholders. The five nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

The principal occupation and certain other information about the nominees and the executive officers are set forth on the following pages.

The Board of Directors Unanimously Recommends a Vote "FOR" the Election of the Nominees Listed Above.

MANAGEMENT

Directors and Executive Officers

The following persons currently serve as our directors:

Directors	Age
Hervé Caen	48
Eric Caen	44
Michel Welter	51
Alberto Haddad	46
Xavier de Portal	59

Each of the nominees to the Board of Directors has indicated their willingness to serve and, unless otherwise instructed, the proxy holders will vote the proxy received by them for those five nominees.

The following persons serve as our executive officers:

Executive Officer	Age	Title
Hervé Caen	48	Chief Executive Officer and Interim Chief Financial Officer
Eric Caen	44	President

Our executive officers are appointed by and serve at the discretion of our board of directors. Hervé Caen and Eric Caen are brothers. There are no other family relationships between any director and/or any executive officer.

Hervé Caen has been our Chief Executive Officer and Interim Chief Financial Officer since 2002. Mr. Caen has served as Chairman of our Board of Directors since 2001. Mr. Caen joined us as President and Director in 1999. Mr. Caen served as Chairman of the Board of Directors of Titus Interactive S.A., an interactive entertainment software company between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Eric Caen was named President effective November 1, 2009 and has served as a director since 1999. He is a partner at BD Forces, a French consulting and M&A Firm. He was the Chief Executive Officer of Glow Entertainment Group, a video rental and video on demand provider operating in France and Germany from 2007 to mid 2008. He was a President of Titus Interactive S.A., an interactive entertainment software company between 1991 and 2005. Mr. Caen also held various executive positions within the Titus group between 1985 and 2005.

Michel Welter has served as a director since 2001 and is an independent director. He has been involved in the trading and exploitation of animated TV series through his company Weltertainment since 2002. From 2000 to 2001 he served as President of CineGroupe International, a Canadian company, which develops, produces and distributes animated television series and movies. From 1990 to the end of 2000, Mr. Welter served as President of Saban Enterprises where he launched the international merchandising for the hit series "Power Rangers" and was in charge of international business development where he put together numerous co-productions with companies in Europe and Asia.

Alberto Haddad has served as a director since 2008 and is an independent director. He has been a partner resident in the Boston office of Melcion, Chassagne & Company since 2003, a Paris, France based investment bank. He advises entrepreneurs and supports them in the development of their projects over their lifetime. He is a member of the board of the French–American Chamber of Commerce in New England and is a Foreign Trade advisor to the French government in New England. He also serves on advisory boards of various other non-profit organizations. Before 2003 he ran his own advisory company, Technology Square Partners, and acted as the CEO-US for France-based Startup Avenue. Previously he held management positions at McKinsey and Eastman Kodak. He holds a Msc (MBA) from MIT Sloan, a "diplôme" in international business and Finance (Ecofi) from the Institut d'Etudes Politiques de Paris in France and a B.A. in Economics from the American University of Beirut.

Xavier de Portal has served as a director since 2008 and is an independent director. He has been a corporate finance consultant based in Paris, France since 1991. He assists companies, both private and public, in addressing financing needs in relation to their organic growth and/or acquisitions. From 2001 to 2004 he also served as CEO of Next Music. He also served in CEO and CFO positions in press, music and video game companies in various stages of development between 1991 and 2001. Prior to 1991, he was the development director of a large retail bank in France. He holds a Doctorate Degree in European Law, a "diplôme" in international business and Finance (Ecofi) from the Institut d'Etudes Politiques de Paris in France and a "diplôme" of the European Community from Pantheon, Paris.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board's Role in Risk Oversight

The board as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant board committees. These committees then provide reports to the full board. Management facilitates the oversight responsibility of the board and its committees through reporting processes designed to enable the board to identify, assess, and manage critical risks, including strategic, operational, financial and reporting, succession and compensation, compliance and other risks. The board and its committees oversee risks associated with their respective areas of responsibility, as summarized below.

Meetings and Committees. The Board of Directors held four meetings during fiscal year 2009. The Board of Directors has an Independent Committee, Audit Committee and a Compensation Committee. While we only have a limited number of Directors, the full Board of Directors performs the functions of a Nominating Committee.

The Independent Committee currently consists of Mr. Welter, Mr. Haddad and Mr. de Portal. The Independent Committee reviews Related Persons Transactions (that are not the subject of review by the Compensation Committee). The Independent Committee did not meet during fiscal year 2009.

The Audit Committee currently consists of Mr. Welter and Mr.de Portal. We do not have an Audit Committee financial expert because we only have a limited number of directors. The Audit Committee recommends the engagement of our independent public accountant currently Jeffrey S. Gilbert C.P.A., reviews the scope of the audit to be conducted by the independent public accountant, and periodically meets with the independent public accountant, our Interim Chief Financial Officer and Controller to review matters relating to our financial statements, our accounting principles and system of internal accounting controls, and reports its recommendations as to the approval of our financial statements to the Board of Directors. The role and responsibilities of the Audit Committee are more fully set forth in a written charter adopted by the Board of Directors, a copy of which was set forth in Appendix 2 to our 2009 Proxy Statement. The Audit Committee met once during fiscal year 2009.

The Compensation Committee currently consists of Mr. Welter, Mr. Haddad and Mr. de Portal. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and, is responsible for administering our stock option and executive incentive compensation plans. The Compensation Committee met once during fiscal year 2009. The Compensation Committee does not have a written charter. The Compensation Committee did not employ or contract with an outside compensation consultant in 2009. Mr. Herve Caen recommended to the Compensation Committee the compensation arrangements for our officers and our Board of Directors, and the Compensation Committee considered and approved such arrangements after determining them to be in the best interest of our stockholders.

All incumbent directors attended 100% of the meeting(s) of the Board of Directors in 2009. It is our policy that all Board members attend our Annual Meeting, if practicable. The Board of Directors does not have a policy with regard to the consideration of director candidates recommended by our stockholders, because we only have a limited number of directors.

Essential criteria for all director candidates include the following:

- Integrity and ethical behavior;
- Maturity;
- Management experience and expertise;
- Independence and diversity of thought;
- Broad business or professional experience; and
- An understanding of business and financial affairs, and the complexities of business organizations.

Also we expect our directors to have substantive knowledge of or be experienced in interactive entertainment.

Our Bylaws provide that any stockholder, if beneficially owning (as defined by rule 13d-3 of the Securities Exchange Act of 1934, as amended) of record at least one percent (1%) of the issued and outstanding capital stock of the corporation, may nominate candidates for election to the Board of Directors. To be timely, a stockholder's notice (which shall only be required with respect to a special meeting of stockholders) shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 45 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 55 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder's notice (which shall only be required with respect to a special meeting of stockholders) shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the capital stock of the corporation which are beneficially owned by such person and (iv) any other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or would be otherwise required, in each case pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (B) as to the stockholder giving the notice (i) the name and address of such stockholder and (ii) the class and number of shares of the capital stock of the corporation which are beneficially owned (as defined by Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by such stockholder. If requested in writing by the Secretary at least 15 days in advance of the annual meeting, a stockholder whose shares are not registered in the name of such stockholder on the corporation's books shall provide the Secretary, within ten days of such request, with documentary support for such claim of beneficial ownership.

Directors' Compensation. Currently, we pay each of our non-employee directors compensation as follows:

- $5,000 in cash compensation per quarter for attendance at Board of Directors meetings. All cash compensation was suspended for the period from October 1, 2008 through September 30, 2009.

- $5,000 in cash compensation per annum for each Board committee a director is a member of and participated in. All cash compensation was suspended for the period from October 1, 2008 through September 30, 2009.

- Instead of cash compensation for directors' fees, warrants to purchase 999,950 shares of the Company's common stock were issued to Michel Welter and Xavier de Portal, a warrant to purchase 857,100 shares of the Company's common stock was issued to Alberto Haddad and a warrant to purchase 571,400 shares of the Company's common stock was issued to Eric Caen. Such warrants have an exercise price of $.065 and are immediately exercisable.

- An option to purchase 150,000 shares of the Company's common stock under the Company's Third Amended and Restated 1997 Stock Incentive Plan for each year of director service. These director options are each for a term of ten years and vest over the first three years. The Board of Directors granted to the following Directors, Alberto Haddad and Xavier De Portal an aggregate of 300,000 stock options each to purchase the Company's common stock at an immediately exercisable exercise price of $.065 per share. The options were issued based upon joining the board and serving thru June 2009.

The Board of Directors granted to the following Directors, Michel Welter, and Eric Caen, an aggregate of 150,000 options each to purchase the Company's common stock at an immediately exercisable exercise price of $.065 per share. The options were issued based for serving the board thru June 2009.

Compensation Committee Interlocks and Insider Participation.

The Compensation Committee currently consists of Mr. Welter, Mr. Haddad and Mr. de Portal. During 2009, decisions regarding executive compensation were made by the Compensation Committee. None of the 2009 members of the Compensation Committee nor any of our 2009 executive officers or directors had a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

Stockholder Communications with Directors

You may communicate with our Board of Directors or our committees, or any individual director, by writing to such persons c/o Herve Caen, Secretary, at 12301 Wilshire Blvd. Suite 502, Los Angeles, California 90025.

Mr. Caen distributes communications to the Board of Directors or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board of Directors should be excluded, such as the following:

- Junk mail and mass mailings,
- Product complaints,
- Product inquiries,
- New product suggestions,
- Resumes and other forms of job inquiries,
- Surveys, and
- Business solicitations or advertisements.

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is excluded must be made available to any outside director upon request.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Proxy Statement for 2010.

The Compensation Committee

Michel Welter, Alberto Haddad and Xavier de Portal

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers of Interplay identified in the Summary Compensation Table (our "Named Executive Officers"). The Compensation Committee of the Board of Directors (the "Committee") makes all decisions for the total direct compensation — that is, the base salary, annual bonus, long-term equity compensation and perquisites — of our officers, including the Named Executive Officers.

Our Business Environment

Our Mission. We are a publisher and licensor of interactive entertainment software for both core gamers and the mass market. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms. We seek to publish or license out interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published or licensed many such successful franchise titles to date. We are committed to developing and delivering quality game experiences for gamers around the world. As for our officers and employees, our mission is to create an environment that is open, honest and entrepreneurial, where each is challenged to reach his or her full potential.

Our Values. Each of our employees is required to promote honest and ethical conduct both within our organization and in our relations with customers or business partners.

Compensation Program Objectives and Rewards

Compensation Philosophy. In determining the compensation for an executive officer, we have the following objectives:

- To attract and retain officers by maintaining competitive compensation packages;
- To motivate officers to achieve and maintain superior performance levels;
- To achieve a lean and flexible business model by rewarding executives who are versatile and capable across multiple business functions; and
- To support overall business objectives designed to increase returns to our stockholders.

We measure the success of our compensation programs by the following:

- The overall performance of our business and the engagement of our officers in improving performance;
- Our ability to attract and retain key talent; and
- The perception of employees that dedication, skill and focus on success of the enterprise will be rewarded.

We generally seek to pay officers total compensation competitive with that paid to officers of other companies of similar size in our industry.

All of the compensation and benefits for our officers serve the primary purpose of attracting, retaining and motivating the highly talented individuals who perform the work necessary for us to succeed in our mission while upholding our values in a highly competitive marketplace. Beyond that, we design different elements of compensation to promote individually tailored goals.

Elements of Compensation

The elements of compensation that may be paid to our officers include base salary and equity compensation.

Base Salaries. We generally negotiate base salaries at a level necessary to attract and retain the talent we need to execute our plans. The Committee considers such factors as its subjective assessment of the executive's scope of responsibility, level of experience, individual performance, and past and potential contribution to our business. From time to time the Committee will seek market data compiled by compensation consultants, but generally does not rely on such data.

The Committee determines base salaries for officers, including the Named Executive Officer, early each year. For officers other than himself, the CEO proposes any change in base salary based on:

- his evaluation of individual performance and expected future contributions;
- the general development of our business;
- a review of survey data when deemed necessary, and
- comparison of the base salaries of the officers who report directly to the CEO to provide for internal equity.

In June 2009 the Company reduced the base salary of Herve Caen, our CEO and interim CFO, from $460,000 to $250,000 through June 30, 2010. Mr. Caen received warrants as part of restructuring his compensatory arrangements in 2009.

Annual Cash Bonuses. The Committee has exclusive discretion to award bonuses to our officers, including our Named Executive Officers, as an incentive for employee productivity and effectiveness over the course of each fiscal year. The CEO recommends executive bonuses to the Committee. The Committee determines bonuses based on achievement of performance objectives and a subjective analysis of the executive's level of responsibility. The Compensation Committee also considers other types and amounts of compensation that may be paid to the executive.

The Committee determines bonuses in part based on our achievement of corporate goals such as revenue and net income results versus the prior year and our performance relative to our industry, as well as the performance of the individual against preset personal objectives.

Bonuses to Named Executive Officers. Annual bonuses for executives and other key employees are tied directly to the Company's financial performance as well as individual performance. The purpose of annual cash bonuses is to reward executives for achievements of corporate, financial and operational goals. Annual cash bonuses are intended to reward the achievement of outstanding performance. If certain objective and subjective performance goals are not met, annual bonuses are reduced or not paid. No bonus was paid to any employee in fiscal year 2009, including the Named Executive Officers.

Equity Compensation. The Committee believes that long-term equity incentive awards serve to align the interests of the officers with the interests of our stockholders. In 2009 we made awards of warrants and options to the Named Executive Officers and our other board members as part of restructuring of certain compensatory arrangements. During 2009, 2008 and 2007 the Company had a single active stock plan in place for employees, officers and directors, our 1997 Plan. We do intend in the future to make awards under our stock plan for employees, officers and directors.

The purpose of the 1997 Plan is to create an opportunity for executives and other key employees to share in the enhancement of stockholder value through stock options. The overall goal of this component of pay is to create a strong link between our management and our stockholders through management stock ownership and the achievement of specific corporate financial measures that result in the appreciation of our share price. The Compensation Committee generally has followed the practice of granting options on terms that provide that the options become exercisable in installments over a two to five year period. The Compensation Committee believes that this feature not only provides an employee retention factor but also makes longer-term growth in share prices important for those receiving options.

The Compensation Committee continues to review the desirability of issuing stock options to our officers in any given fiscal year to provide incentives in connection with our corporate objectives. Stock options become valuable if the price of our common stock rises after we grant the options. The Committee sets the exercise price of a stock option on the date of grant at fair market value, which is generally the closing price of our common stock on the over-the-counter market bulletin board on that date. Under the 1997 Plan, we may not grant stock options having an exercise price below fair market value of our common stock on the date of grant. To encourage retention by providing a long-term incentive, the ability to exercise an option may vest over a period of three or five years. We do not backdate options or grant options retroactively.

Awards in 2009. During fiscal year 2009, the Board of Directors granted to the CEO a warrant to purchase 6,0000,000 shares of the Company's common stock at an exercise price of $0.065. The warrant was issued to offset a reduction of the CEO's current salary and is immediately exercisable. 150,000 Stock options were granted to the President in 2009 as compensation for his directorship thru June 2009 prior to becoming an Officer in November 2009.

Change in Control Arrangements. The options granted in 2009 to employees are subject to change in control provisions under our 1997 plan.

Perquisites. No perquisites are provided to our officers.

Benefits. Our officers may participate in a variety of health and welfare, and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace.

Policy under Section 162(m) of the Internal Revenue Code. We have not formulated a policy for qualifying compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code, and do not foresee the necessity of doing so in the near future. Should limitations on the deductibility of compensation become a material issue, the Compensation Committee will determine whether such a policy should be implemented, either in general or with respect to specific transactions.

Summary Compensation

The following table summarizes the compensation of the Named Executive Officers for the fiscal year ended December 31, 2009. The Named Executive Officers are the Chief Executive Officer, also acting as Interim Chief Financial Officer, and the President. There are no other executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Herve Caen	2009 (1)(2)(4)	250,000	---			10,000	260,0000
Eric Caen	2009 (3)(4)	20,000				10,000	30,000
Herve Caen	2008 (5)(7)	331,483	---	---		5,000	336,483
Herve Caen	2007 (6)(7)	565,000	---			5,000	570,000

Chief Executive Officer
and
Interim Chief Financial
Officer
President

(1)In June 2009, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through June , 2010. Mr. Caen received warrants as part of restructuring his compensatory arrangements in 2009.

(2)Of the $250,000 incurred in 2009, $14,000 was paid as compensation earned but previously unpaid in 2008 and $52,000 was accrued for the year ended 2009.

(3)Effective November 1, 2009 Eric Caen was named President with an annual salary of $120,000.

(4)$10,000 was accrued as directors fees but has not been paid.

(5)In October 2006, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through September, 2007. Mr. Caen's annual base salary reverted to $460,000 as of October 1, 2007. Mr. Caen received warrants and options as part of restructuring his compensatory arrangements in 2006. In May 2008, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through May, 2009. Mr. Caen received warrants as part of restructuring his compensatory arrangements in 2008.

(6)Of $565,000 paid during 2007, $302,000 was paid as compensation earned in 2007, and $180,000 and $83,000 were paid respectively as compensation earned but previously unpaid in 2006 and 2005.

(7)$5,000 was accrued as director's fees but was not paid.

Grants of Plan Based Awards
for Fiscal Year Ended
December 31, 2009

The following table provides information on stock options and warrants granted in 2009 to our Named Executive Officers. By providing the Grant Date Fair Value of Awards in the table we do not imply any assurance that such values will ever be realized.

Name	Grant Date	Approval Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option and Warrant Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option and Warrant Awards ($/Sh)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value Of Awards ($)
Herve Caen	06/18/2009	06/18/2009		6,000,000	$ .065	$ .065(1)	$ 349,200
Eric Caen	06/18/2009	06/18/2009		721,400	$ .065	$ .065(1)	$ 38,000

1. Valued using the Black Scholes Model

Outstanding Equity Awards
at Fiscal Year-Ended
December 31, 2009

The following table shows the number of shares covered by exercisable and unexercisable options and warrants held by our Named Executive Officers on December 31 2009. No other equity awards have been made to our Named Executive Officer.

	Number of Securities Underlying Unexercised Options or Warrants Exercisable	Number of Securities Underlying Unexercised Options or Warrants Unexercisable		Option or Warrant Exercise Price($)	Option or Warrant Expiration Date
Herve Caen	6,000,000	---	(2)(4)	.065	06/18/2019
Eric Caen	721,400	---	(2)(7)	.065	06/18/2019
Herve Caen	5,000,000	---	(3)	.175	05/20/2018
Eric Caen	400,000	---	(2)(8)	.175	05/20/2018
Herve Caen	20,000	---	(1)(3)(5)(6)	.0279	10/02/2016
Eric Caen	35,000	---	(2)(9)	.0279	10/02/2016
Eric Caen	35,000	---	(2)	.09	11/20/2013

(1)100% of the securities vested on October 2, 2006.
(2)These warrants were valued using the Black-Scholes calculation.
(3)Pricing was determined over an average closing price over ten days subsequent to the resolution authorizing the issuance of the options and warrants to the Named Executive Officer.
(4)The 6,000,000 warrants were issued to the officer to reduce his compensation through June, 2010.
(5)During 2008 Mr. Caen Exercised 4,000,000 warrants (2,000,000 on 06/30/2008 and 2,000,000 on 12/08/2008).
(6)During 2009 Mr. Caen Exercised 2,100,000 warrants on 07/02/2009.
(7)On June 18, 2009 the Board of Directors extended the suspension of cash compensation for Directors fees through September 2009 and issued 571,400 warrants, 150,000 options were issued for serving on the Board of Directors.
(8)On May 20,2008 the Board of directors issued 250,000 options for the suspension of cash compensation and 150,000 options for serving on the Board of Directors.
(9)On October 2, 2006 the Board of directors issued 15,000 options for unpaid directors fees for the years 2004, 2005, 2006 and issued 20,000 options for the suspension of cash compensation during 2007.

Option Exercises and Stock Vested as of
Fiscal Year-Ended December 31, 2009

The table below shows the number of shares of our common stock acquired by the Named Executive Officers during 2009 on the exercise of options and warrants.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Herve Caen	2,100,000	$ 60,000
Eric Caen	0	0

2009 Director Compensation

The chart below summarizes remuneration paid to non-employee directors during 2009 in the form of cash or stock option awards or warrants. The value shown for stock options or warrants is the dollar amount we recognized for financial statement reporting purposes in 2009 in accordance with FAS 123R.

Name	Fees Earned or Paid in Cash ($)		Warrants or Option Awards ($)		All Other Compensation ($)	Total ($)
Michel Welter	18,000	(1)	65,000	(2)		83,000
Alberto Haddad	15,000	(1)	56,000	(2)		71,000
Xavier de Portal	18,000	(1)	65,000	(2)		83,000

1. Included in the fees earned by Michel Welter and Xavier de Portal is compensation for their services on the Audit, Compensation and Independent Committees. Included in the fees earned by Alberto Haddad is compensation for his services on the Compensation and Independent Committees.
2. Valued using the Black Scholes Model.

Employment Agreements

Mr. Hervé Caen currently serves as our Chief Executive Officer and interim Chief Financial Officer. We previously entered into an employment agreement with Mr. Hervé Caen for a term of three years through November 2002, pursuant to which he currently serves as our Chairman of the Board of Directors and Chief Executive Officer. The employment agreement provided for an annual base salary of $250,000 (subsequently increased to $460,000), with such annual raises as may be approved by the Board of Directors, plus annual bonuses at the discretion of the Board of Directors. In October 2006 the Company reduced the base salary of Mr. Caen from $460,000 to $250,000 and as of October 1, 2007 his salary reverted to $460,000 per year. In May 2008, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through May, 2009. Mr. Caen received warrants as part of restructuring his compensatory arrangements in 2008. In June 2009, our Compensation Committee approved a reduction in Mr. Caen's annual base salary from $460,000 as Chief Executive Officer and Interim Chief Financial Officer to $250,000 per annum through June, 2010. Mr. Caen received warrants as part of restructuring his compensatory arrangements in 2009.

Mr. Caen is also entitled to participate in the incentive compensation and other employee benefit plans established by us from time to time.

Mr. Eric Caen currently serves as President. On November 2009 the Company engaged Mr. Caen at an annual base salary of $120,000. Mr. Caen is also entitled to participate in the incentive compensation and other employee benefit plans established by us from time to time. Mr. Eric Caen received 150,000 options for serving on the Board of Directors during 2009 and 571,400 warrants were issued for the suspension of cash compensation for Directors fees through September 2009.

Equity Compensation Plan Information

Whenever we use a general statement to incorporate this Proxy Statement by reference into another of our documents filed with the SEC, the following table is excluded. The following table will not be deemed filed under the Securities Act or the Exchange Act unless we explicitly incorporate it by reference in such a filing.

The following table summarizes information about the options and other equity compensation under our equity plans as of the close of business on December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted Average Exercise Price ($) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#) (c)
Equity Compensation Plans Approved by Stockholders	4,960,000 (1)	0.097	5,040,000
Equity Compensation Plans Not Approved by Stockholders	18,156,181	0.24	0
TOTAL	23,116,181		5,040,000

(1)The Company has one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), the Company may grant options to its employees, consultants and directors, which generally vest from three to five years. At the Company's 2002 annual stockholders' meeting, its stockholders voted to approve an amendment to the 1997 Plan to increase the number of authorized shares of common stock available for issuance under the 1997 Plan from four million to 10 million. The Company's Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan- 1991, as amended (the "1991 Plan"), and the Company's Incentive Stock Option and Nonqualified Stock Option Plan-1994, as amended, (the "1994 Plan"), have been terminated.

RISK CONSIDERATIONS AND COMPENSATION PRACTICES AND POLICIES

The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not.

Base salaries are fixed in amount and represent the majority of compensation provided to the Named Executives and thus do not encourage risk taking. The Company's does not have a bonus program for the executive officers' at this time, therefore the Compensation Committee believes that it does not encourage unnecessary or excessive risk taking.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Independent Committee currently consists of Mr. Welter, Mr. Haddad and Mr. de Portal. The Independent Committee reviews Related Persons transactions (that are not the subject of review by the Compensation Committee). The Independent Committee did not meet during 2009 because the Company did not enter into any Related Person transactions (other than those reviewed by the Compensation Committee in 2008).

Review of Related Person Transactions

The Board of Directors has adopted a written Related Person Transaction Policy, which requires the approval of the Independent Committee for all covered transactions (that are not the subject of review by the Compensation Committee). The Policy applies to any transaction or series of transactions in which Interplay or a subsidiary is a participant, and a "Related Person" as defined in the Policy, including executive officers, directors and their immediate family members, has a direct or indirect material interest. Under the Policy, all Related Person Transactions must be submitted to the Independent Committee for review, approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, and full disclosure of the Related Person's interest in the transaction, the Independent Committee will decide whether or not to approve the transaction and will approve only those transactions that are in the best interests of the Company.

Code of Ethics

We have adopted a Code of Ethics for all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code of Ethics was filed as an exhibit to the Amendment No. 1 to the 10-K for the period ended December 31, 2003.

REPORT OF THE AUDIT COMMITTEE

In any of our filings under the Securities Act or Exchange Act that incorporate this Proxy Statement by reference, the Report of the Audit Committee of the Board of Directors will be considered excluded from the incorporation by reference, and it will not be deemed a part of any such other filing unless we expressly state that the Report is so incorporated.

The Audit Committee of the Board of Directors is currently composed of two directors who are independent directors as defined under NASDAQ and SEC rules. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees Interplay's financial reporting process on behalf of the Board of Directors. Management is responsible for Interplay's financial statements and the financial reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on whether Interplay's financial statements fairly present, in all material respects, Interplay's financial position and results of operations and conform with generally accepted accounting principles. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements that have been included in our Annual Report on Form 10-K for the year ended December 31, 2009.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has reviewed with the independent registered public accounting firm their independence from Interplay and its management including the written disclosures and the letter provided to the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. The Audit Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in the Annual Report on Form 10-K for the 2009 fiscal year for filing with the SEC. The Audit Committee has recommended and the Board of Directors has approved and authorized engagement of Jeffrey S. Gilbert C.P.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

The Audit Committee

Michel Welter
Xavier de Portal
Dated April 30, 2010

Principal Accountant Fees and Services

The following table summarizes the aggregate fees for professional services provided by Jeffrey S. Gilbert C.P.A. related to fiscal 2007,2008 and fiscal 2009:

	2007	2008	2009
Audit Fees (1)	$ 62,000	63,000	$ 71,000
Tax-related Fees (2)	8,000	8,000	7,000

(1)Both 2007, 2008 and 2009 Audit Fees include: (i) the audit of our consolidated financial statements included in our Form 10-K and services attendant to, or required by, statute or regulation; (ii) reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q for 2009; (iii) other services related to SEC fillings; and (iv) associated expense reimbursements.

(2)Tax related fees were for tax preparation for Federal and California Franchise tax returns for the tax year 2007, 2008 and 2009.

The Audit Committee administers Interplay's engagement of Jeffrey S. Gilbert C.P.A. and pre-approves all audit and permissible non-audit services on a case-by-case basis. In approving non-audit services, the Audit Committee considers whether the engagement could compromise the independence of Jeffrey S. Gilbert C.P.A. and whether, for reasons of efficiency or convenience, it is in the best interest of Interplay to engage its independent registered public accounting firm to perform the services. The Audit Committee has determined that performance by Jeffrey S. Gilbert C.P.A. of the non-audit services related to the fees shown in the table above did not affect that firm's independence.

Prior to engagement, the Audit Committee pre-approves all independent auditor services, and the Audit Committee pre-approved all fees and services of Jeffrey S. Gilbert C.P.A., for work done in 2007, 2008 and 2009. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Company expects Jeffrey S. Gilbert C.P.A. to be present at the Annual Meeting, where he will have an opportunity to make a statement if he desires to do so, and will be available to respond to appropriate questions.

Security Ownership of Principal Stockholders and Management

The following table shows, as of April 30, 2010, information concerning the shares of common stock beneficially owned by each person known by Interplay to be the beneficial owner of more than 5% of our Common Stock (other than directors, executive officers and depositaries). This information is based on publicly available information filed with the SEC as of April 30, 2010.

Name and Address	Shares Beneficially Owned				
	Shares of Common Stock Owned (1)		Shares Subject to Warrants or Options Exercisable on or Before April 30, 2010 (2)	Total	Percent of Class (3)
Financial Planning and Development S.A. 38 Avenue Du X Septembre L-2550 Luxembourg	56,759,626		400,000	57,159,626	37.91 %
Dotcorp. Asset Management 138 Bd Haussmann 75 008 Paris	11,625,000	(6)	7,500,000	19,125,000	12.05 %
Austin W. Marxe and David M. Greenhouse 537 Madison Avenue, Suite 2600 New York, NY 10022	9,570,000	(5)	0	9,570,000	6.35 %
Frederic Chesnais 350 East 82nd Street Apt 15D New York, NY 10028	7,121,634	(4)	2,077,483	9,199,117	6.10 %

(1) Pursuant to Rule 13d-3(a), includes all shares of common stock over which the listed person has, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, voting power, which includes the power to vote, or to direct the voting of, the shares, or investment power, which includes the power to dispose, or to direct the disposition of, the shares. Interplay believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by it, where applicable, except where otherwise noted. Restricted shares are listed even when unvested and subject to forfeiture because the holder has the power to vote the shares.

(2) In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, each listed person is deemed the beneficial owner of shares that the person has a right to acquire by exercise of a vested warrant or option or other right within 60 days.

(3) Based on 122,662,052 shares of common stock outstanding and 28,086,181 options, warrants, rights or conversion privileges exercisable within 60 days, as of April 30, 2010. Under Rule 13d-3 of the Securities Exchange Act of 1934, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares). As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at April 30, 2010.

(4) All of Mr. Chesnais' shares are held by Microprose LLC. Microprose, of which Mr. Chesnais is the managing director, owns 7,121,634 shares of common stock. A warrant to purchase 1,667,483 shares of common stock is also held by Microprose LLC, and a warrant to purchase 400,000 shares of common stock is held by Interactive Game Group, LLC, of which Mr. Chesnais is the managing director. This information is based on a schedule 13G filed on February 12, 2010.

(5) Mr. Marxe and Mr. Greenhouse share sole voting and investment power over 1,800,000 common shares owned by Special Situations Cayman Fund, L.P., 4,960,000 common shares owned by Special Situations Fund III QP, L.P., 2,500,000 common shares owned by Special Situations Private Equity Fund, L.P., 50,000 common shares owned by Special Situations Technology Fund, L.P., and 260,000 common shares owned by Special Situations Technology Fund II, L.P. This information is based on a schedule 13G filed on February 12, 2010.

(6) On March 17, 2010 the Company sold to Dotcorp Asset Management eleven million six hundred twenty five thousand (11,625,000) shares of Common Stock of the Company (including four million six hundred thousand (4,658,216) existing shares previously held by the Company as treasury stock and issued a warrant to purchase 7,500,000 shares of Common Stock of the Company for a total consideration of $982,650. The warrant has a term of four years, an exercise price of $0.10 and is immediately exercisable.

The following table shows, as of April 30, 2010, information with respect to the shares of Common Stock beneficially owned by (1) each director and director nominee, (2) each person (other than a person who is also a director or a director nominee) who is an executive officer named in the Summary Compensation Table below, and (3) all executive officers and directors as a group.

Name (1)	Shares Beneficially Owned			
	Shares of Common Stock Owned (2)	Shares Subject to Warrants or Options Exercisable on or Before April 30, 2010 (3)	Total	Percent of Class (4)
Herve Caen **(5)	8,271,827	11,020,000	19,291,827	12.80 %
Eric Caen **	0	1,191,400	1,191,400	*
Michel Welter **	40,000	1,619,950	1,659,950	*
Alberto Haddad ***	0	1,157,100	1,157,100	*
Xavier de Portal ***	0	1,299,950	1,299,950	*
All current directors and executive officers as a group	8,311,827	16,288,400	24,600,227	16.31 %

* Less than 5%.
** Current Director
*** Director nominee

(1) The business address of each person named is c/o Interplay Entertainment Corp., 12301Wilshire Blvd. Suite 502 Los Angeles, California 90025.

(2) Pursuant to Rule 13d-3(a), includes all shares of common stock over which the listed person has, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, voting power, which includes the power to vote, or to direct the voting of, the shares, or investment power, which includes the power to dispose, or to direct the disposition of, the shares. Interplay believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by him or her, subject to community property laws, where applicable, except where otherwise noted. Restricted shares are listed even when unvested and subject to forfeiture because the holder has the power to vote the shares.

(3) In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, each listed person is deemed the beneficial owner of shares that the person has a right to acquire by exercise of a vested warrant or option or other right within 60 days.

(4) Based on 122,662,052 shares of common stock outstanding and 28,086,181 options, warrants, rights or conversion privileges exercisable within 60 days, as of April 30, 2010. The percentages are calculated in accordance with Rule 13d-3(d) (1), which provides that shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage that each person owns, but not deemed outstanding for the purpose of calculating the percentage that any other listed person owns.

(5) Following transfer of 6,509,479 million shares to Ms. Solange Gauyacq, Mr. Herve Caen's former spouse, pursuant to a judgment on April 10, 2009 in their divorce.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC rules and regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2009, all our executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements.

Stockholder Proposals

Any stockholder who intends to present a proposal at the 2011 Annual Meeting of Stockholders for inclusion in our Proxy Statement and Proxy form relating to such Annual Meeting must submit such proposal to us at our principal executive offices by January 20, 2011. In addition, in the event a stockholder proposal is not received by us by January 20, 2011, the Proxy to be solicited by the Board of Directors for the 2011 Annual Meeting will confer discretionary authority on the holders of the Proxy to vote the shares if the proposal is presented at the 2010 Annual Meeting without any discussion of the proposal in the Proxy Statement for such meeting.

SEC rules and regulations provide that if the date of our 2011 Annual Meeting is advanced or delayed more than 30 days from the date of the 2010 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2010 Annual Meeting must be received by us within a reasonable time before we begin to print and mail the proxy materials for the 2011 Annual Meeting. Upon determination by us that the date of the 2011 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2010 Annual Meeting, we will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

Solicitation of Proxies

It is expected that the solicitation of Proxies will be by mail. We will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable disbursements in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors and officers, without additional compensation, personally or by mail, telephone, telegram or otherwise.

Annual Report on Form 10-K

A copy of Interplay's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (excluding exhibits), as filed with the SEC, accompanies this Proxy Statement, but it is not deemed to be a part of the proxy soliciting material. The Form 10-K contains consolidated financial statements of Interplay and its subsidiaries and the reports of Jeffrey S. Gilbert C.P.A, Interplay's independent registered public accounting firm.

We will provide to any beneficial owner of Interplay's common stock as of the record date a copy of the Annual Report on Form 10-K for the fiscal year ended December 31 2009, without charge, if the beneficial owner submits a written request to Interplay Entertainment Corp., c/o Herve Caen, Chief Executive Officer and Interim Chief Financial Officer, 12301 Wilshire Blvd. Suite 502, Los Angeles, California 90025. Exhibits to the Form 10-K will be provided on written request of any beneficial owner, subject to reimbursement of Interplay's reasonable expenses. Exhibits are available at no charge on the SEC's website, www.sec.gov.

STOCKHOLDERS ARE URGED IMMEDIATELY TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENVELOPE PROVIDED, TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES, OR VOTE BY TELEPHONE OR THE INTERNET AS INSTRUCTED ON THE PROXY OR THE NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors,

INTERPLAY ENTERTAINMENT CORP.

Herve Caen,
Secretary
Los Angeles, California
April 30, 2010

INTERPLAY ENTERTAINMENT CORP.
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a stockholder of INTERPLAY ENTERTAINMENT CORP., a Delaware corporation (the "Company"), hereby nominates, constitutes and appoints Hervé Caen as proxy of the undersigned with full power of substitution, to attend, vote and act for the undersigned at the Annual Meeting of Stockholders of the Company, to be held on June 17 , 2010, and any postponements or adjournments thereof, and in connection therewith, to vote and represent all of the shares of the Company which the undersigned would be entitled to vote with the same effect as if the undersigned were present, as follows:

A VOTE FOR ALL PROPOSALS IS RECOMMENDED BY THE BOARD OF DIRECTORS:

Proposal 1. To elect the Board of Directors' five nominees as directors:

Hervé Caen	Xavier de Portal
Eric Caen	Alberto Haddad
Michel Welter	

☐··¨ FOR ALL NOMINEES LISTED ABOVE (except as marked to the contrary below)

☐··¨ WITHHELD for all nominees listed above

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below:)

The undersigned hereby confer(s) upon the proxies, and each of them, discretionary authority with respect to the election of directors in the event that any of the above nominees is unable or unwilling to serve.

The undersigned hereby revokes any other proxy to vote at the Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereof, said proxies are authorized to vote in accordance with their best judgment.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ABOVE OR, TO THE EXTENT NO CONTRARY DIRECTION IS INDICATED, WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR ALL PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE PROXIES.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated May 20, 2010 or the Notice of Internet Availability relating to the Annual Meeting.

Dated: , ________________2010

Signature: ________________

Signature: ________________

Signature(s) of Stockholder(s)
(See Instructions Below)

The Signature(s) hereon should correspond exactly with the name(s) of the Stockholder(s) appearing on the Share Certificate. If stock is held jointly, all joint owners should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signer is a corporation, please sign the full corporation name, and give title of signing officer.

☐ ¨Please indicate by checking this box if you anticipate attending the Annual Meeting.

IF VOTING BY MAIL, PLEASE MARK, SIGN, AND DATE AND RETURN THE PROXY CARD PROMPTLY.

The undersigned hereby confer(s) upon the proxies, and each of them, discretionary authority with respect to the election of directors in the event that any of the above nominees is unable or unwilling to serve.

The undersigned hereby revokes any other proxy to vote at the Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereof, said proxies are authorized to vote in accordance with their best judgment.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ABOVE OR, TO THE EXTENT NO CONTRARY DIRECTION IS INDICATED, WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR ALL PROPOSALS. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS PROXY CONFERS AUTHORITY TO AND SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE PROXIES.

The undersigned acknowledges receipt of a copy of the Notice of Annual Meeting and accompanying Proxy Statement dated May 20, 2010 or the Notice of Internet Availability relating to the Annual Meeting.

Dated: ,________________2010

Signature: ________________

Signature: ________________

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K


Received SEC
JUN 10 2010
Washington, DC 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-24363

Interplay Entertainment Corp.

(Exact name of the registrant as specified in its charter)

Delaware	**33-0102707**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12301 Wilshire Blvd., Suite 502, Los Angeles, California 90025
(Address of principal executive offices)

(310) 979-7070
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act: **Common Stock, $0.001 par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X].

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non- accelerated filer [X] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X].

As of December 31, 2009, the aggregate market value of voting common stock held by non-affiliates was approximately $6,500,000 based upon the closing price of the Common Stock on that date.

Portions of the Registrant's definitive proxy statement relating to its 2009 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission pursuant to regulation 14A within 120 days of the close of the Registrant's last fiscal year, are incorporated by reference into Part III of this report.

As of March 31, 2010,122,662,052 shares of Common Stock of the Registrant were issued and outstanding.

INDEX TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

This Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and such forward-looking statements are subject to the safe harbors created thereby. For this purpose, any statements contained in this Report except for historical information may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, our use of words such as "plan," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to help identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

The forward-looking statements included in this Report are based on current expectations that involve a number of risks and uncertainties, as well as certain assumptions. For example, any statements regarding future cash flow, cash constraints, financing activities, cost reduction measures, and mergers, sales or acquisitions are forward-looking statements and there can be no assurance that we will affect any or all of these objectives in the future. Additional risks and uncertainties that may affect our future results are discussed in more detail in the section titled "Risk Factors" in "Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Assumptions relating to our forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, our industry, business and operations are subject to substantial risks, and the inclusion of such information should not be regarded as a representation by management that any particular objective or plans will be achieved. In addition, risks, uncertainties and assumptions change as events or circumstances change. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of this Report with the SEC or otherwise to revise or update any oral or written forward-looking statement that may be made from time to time by us or on our behalf.

Interplay®, Interplay Productions®, Games On Line ® and certain of our other product names and publishing labels referred to in this Report are the Company's trademarks. This Report also contains trademarks belonging to others.

PART I

Item 1. BUSINESS

Overview and Recent Developments

Interplay Entertainment Corp., which we refer to in this Report as "we," "us," or "our," is a publisher, distributor and licensor of interactive entertainment software for both core gamers and the mass market. We were incorporated in the State of California in 1982 and were reincorporated in the State of Delaware in May 1998. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms.

We seek to publish or license out interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and have published or licensed many such successful franchise titles to date.

We own the intellectual property rights in several recognized video games and intend, to develop sequels to some of our most successful games, for the current generation of video game consoles, personal computers and mobile platforms.

In 2007 we sold "Fallout" to a third party and entered into, subject to satisfaction of various conditions, a license back which could allow us to create, develop and exploit a "Fallout" Massively Multiplayer Online Game. We are planning to exploit the license back of "Fallout" MMOG.

We have entered into various agreements with several experienced Video Game studios for the development of games based on intellectual properties we either own or have licensed. As a result of such agreements we currently have under production or pre-production games based on Battlechess, Clayfighter, Dark Alliance, Descent, Earthworm Jim, MDK2 and Stonekeep. These games when completed will be available for various platforms including Mobile devices, Apple iPod, and iPad, Nintendo Wiiware and DSiware, Xbox Live Arcade, Sony Playstation Network and Personal Computers. We also continue full scale development of a Massively Multiplayer Online Game (MMOG), code named "Project: V13" for personal computers. This MMOG has been in design and development at Interplay since November 2007.

Our development partners are working under the direction and control of Interplay's creative team to complete development of each project to very high quality standards.

Our business and industry has certain risks and uncertainties. For a fuller discussion of the risk and uncertainties relating to our financial results, our business and our industry, please see the section titled "Risk Factors" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our principal activities involve publishing of video game products, licensing of our intellectual property rights, online distribution, back catalog licensing and OEM/ merchandising.

Products

We publish, distribute or license interactive entertainment software titles that provide immersive game experiences by combining advanced technology with engaging content, vivid graphics and rich sound.

Our strategy is to invest in products for those platforms, whether PC or video game console, that have or will have sufficient installed bases or a large enough number of potential subscribers for the investment to be economically viable. We are currently internally developing one new product and have five new products in production and three in pre- production externally.

Intellectual Property and Proprietary Rights

We regard our software as proprietary and rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. We hold copyrights on our products, product literature and advertising and other materials, and hold trademark rights in our name and certain of our product names and publishing labels. We have licensed certain products or entered into distribution agreement with third parties for distribution in particular geographic markets or for particular platforms, and receive sales proceeds or royalties on such licenses and distribution agreements. We have also outsourced, from time to time, some of our product development activities to third party developers. We contractually retain all intellectual property rights related to such projects. We have also licensed certain products developed by third parties and pay royalties on such products.

While we provide "shrink wrap" license agreements or limitations on use with our software, the enforceability of such agreements or limitations is uncertain. We are aware that unauthorized copying occurs, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, our operating results could be materially adversely affected. We have used copy protection on selected products and do not provide source code to third parties unless they have signed nondisclosure agreements.

We rely on existing copyright laws to prevent the unauthorized distribution of our software. Existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult, and we expect software piracy to be a persistent problem, especially in certain international markets. Further, the laws of certain countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the U.S. or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using, such as using the Internet and on-line services, our ability to protect our intellectual property rights, and to avoid infringing the intellectual property rights of others, becomes more difficult. In addition, the intellectual property laws are less clear with respect to such emerging technologies. There can be no assurance that existing intellectual property laws will provide our products with adequate protection in connection with such emerging technologies.

As the number of software products in the interactive entertainment software industry increases and the features and content of these products further overlap, interactive entertainment software developers may increasingly become subject to infringement claims. Although we take reasonable efforts to ensure that our products do not violate the intellectual property rights of others, there can be no assurance that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, we have received communications from third parties asserting that features or content of certain of our products may infringe upon such party's intellectual property rights. In some instances, we may need to engage in litigation in the ordinary course of our business to defend against such claims. There can be no assurance that existing or future infringement claims against us will not result in costly litigation or require that we license the intellectual property rights of third parties, either of which could have a material adverse effect on our business, operating results and financial condition.

Product Development

We currently have a total of nine new products in various stages of development. We have reinitiated our in-house game development studio, and have hired game developers for this purpose.

During the years ended December 31, 2009, 2008 and 2007, we spent $279,000, $328,000 and $18,000 respectively, on product research and development activities. Those amounts represented 21%, 24% and 0% respectively, of net revenues in each of those periods.

Segment Information

We operate primarily in one industry segment, the development, publishing and distribution of interactive entertainment software. For information regarding the revenues associated with our geographic segments, see Note 12 of the Notes to our Consolidated Financial Statements included elsewhere in this Report.

Sales and Distribution

North America. We distribute our products and intellectual property rights in our video games in North America and other selected territories from our corporate offices in Los Angeles, California.

International. We distribute our products and intellectual property rights in our video games in Europe and other selected territories thru our wholly owned subsidiary, Interplay Productions Ltd, located in London, England.

Licensing

We entered into various licensing agreements during 2009 under which we licensed others to exploit games that we have intellectual property rights to.

Marketing

We assist our distributors in the development and implementation of marketing programs and campaigns for each of our titles and product groups.

Competition

The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than ours. Due to these greater resources, certain of our competitors are able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than us. We believe that the principal competitive factors in the interactive entertainment software industry include product features, brand name recognition, access to distribution channels, quality, ease of use, price, marketing support and quality of customer service.

We compete primarily with other publishers of PC and video game console interactive entertainment software. Significant competitors include Activision/Blizzard, Atari, Bethesda Softworks, Capcom, Electronic Arts, Konami, Lucas Arts, Namco-Bandai, Sega, Square-Enix Take-Two Interactive, THQ and Ubisoft. In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Microsoft Corporation, and Nintendo compete directly with us in the development of software titles for their respective platforms. Large diversified entertainment companies, such as The Walt Disney Company, and Time Warner Inc., many of which own substantial libraries of available content and have substantially greater financial resources than us, also compete directly with us or have strategic relationships with our competitors.

Seasonality

The interactive entertainment software industry is highly seasonal as a whole, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Our business and financial results may therefore be affected by the timing of our introduction of new releases.

Manufacturing

Our PC-based products consist primarily of CD-ROMs and DVDs, manuals, and packaging materials. Substantially all of our CD-ROM and DVD duplication is performed by third parties. Printing of manuals and packaging materials, manufacturing of related materials and assembly of completed packages are performed to our specifications by third parties. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our CD-ROM and DVD based products, and we have not experienced significant returns due to manufacturing defects.

Sony Computer Entertainment, Microsoft Corporation and Nintendo manufacture and ship finished products that are compatible with their video game consoles to our licensees for distribution.

If we experience unanticipated delays in the delivery of manufactured software products by our third party manufacturers, our net sales and operating results could be materially adversely affected.

Backlog

We do not carry any material inventories because all of our sales and distribution efforts are either thru electronic distribution or handled by our licensees under the terms of our respective agreements with them. We do not have any backlog orders

Employees

As of December 31, 2009, we had 9 employees, including 5 in games development and 4 in finance, general and administrative.

From time to time, we have retained actors and/or "voice over" talent to perform in certain of our products, and we may continue this practice in the future. These performers are typically members of the Screen Actors Guild or other performers' guilds, which guilds have established collective bargaining agreements governing their members' participation in interactive media projects. We may be required to become subject to one or more of these collective bargaining agreements in order to engage the services of these performers in connection with future development projects.

Additional Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission or SEC. You may obtain copies of these reports via the Internet at the SEC's homepage located at www.sec.gov. You may also go to our Internet address located at www.interplay.com/investors/ and go to "SEC filings" which will link you to the SEC's homepage for our filed reports. In addition, copies of the reports we file with the SEC may also be obtained at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by Calling the SEC at 1-800-SEC-0330.

Item 1A. RISK FACTORS

RISK FACTORS

Our future operating results depend upon many factors and are subject to various risks and uncertainties. These major risks and uncertainties are discussed below. There may be additional risks and uncertainties which we do not believe are currently material or are not yet known to us but which may become such in the future. Some of the risks and uncertainties which may cause our operating results to vary from anticipated results or which may materially and adversely affect our operating results are as follows:

RISKS RELATED TO OUR FINANCIAL RESULTS

We currently have some obligations that we are unable to meet without generating additional income or raising additional capital. If we cannot generate additional income or raise additional capital in the near future, we may become insolvent and/or be made bankrupt and/or may become illiquid or worthless.

As of December 31, 2009, our cash balance was approximately $1,000 and our working capital deficit totaled approximately $2.841 million. If we do not receive sufficient financing or sufficient funds from our operations we may (i) liquidate assets, (ii) seek or be forced into bankruptcy and/or (iii) continue operations, but incur material harm to our business, operations or financial condition. These measures could have a material adverse effect on our ability to continue as a going concern. Additionally, because of our financial condition, our Board of Directors has a duty to our creditors that may conflict with the interests of our stockholders. When a Delaware corporation is operating in the vicinity of insolvency, the Delaware courts have imposed upon the corporation's directors a fiduciary duty to the corporation's creditors. Our Board of Directors may be required to make decisions that favor the interests of creditors at the expense of our stockholders to fulfill its fiduciary duty. For instance, we may be required to preserve our assets to maximize the repayment of debts versus employing the assets to further grow our business and increase shareholder value. If we cannot generate enough income from our operations or are unable to locate additional funds through financing, we will not have sufficient resources to continue operations.

We have a history of losses, and may have to further reduce our costs by curtailing future operations to continue as a business.

For the year ended December 31, 2009, our net loss was approximately $1,500,000. As of December 31, 2009 we had an accumulated deficit of $2.8 million. Our ability to fund our capital requirements out of our available cash and cash generated from our operations depends on a number of factors. Some of these factors include the progress of our product distributions and licensing, the rate of growth of our business, and our products' commercial success. If we cannot generate positive cash flow from operations, we will have to continue to reduce our costs and raise working capital from other sources. These measures could include selling or consolidating certain operations or assets, and delaying, canceling or further scaling back operations. These measures could materially and adversely affect our ability to publish successful titles, and may not be enough to permit us to operate profitability, or at all.

Our ability to effect a financing transaction to fund our operations could adversely affect the value of your stock.

If we are not acquired by or merge with another entity or if we are not able to raise additional capital by sale or license of certain of our assets, we may need to consummate a financing transaction to receive additional liquidity. This additional financing may take the form of raising additional capital through public or private equity offerings or debt financing. To the extent we raise additional capital by issuing equity securities, we cannot be certain that additional capital will be available to us on favorable terms and our stockholders will likely experience substantial dilution. Our certificate of incorporation provides for the issuance of preferred stock however we currently do not have any preferred stock issued and outstanding. Any new equity securities issued may have greater rights, preferences or privileges than our existing common stock. Material shortage of capital may require us to take steps such as reducing our level of operations, disposing of selected assets, effecting financings on less than favorable terms or seeking protection under federal bankruptcy laws.

RISKS RELATED TO OUR BUSINESS

We may not be able to successfully develop a "Fallout" MMOG.

We plan to exploit the license that we hold to create a "Fallout" MMOG. We needed to satisfy various conditions to maintain our license. Although we believe that all such conditions have been met, our licensor Bethesda Softworks LLC filed a legal action attempting to terminate our license.

If we lose the pending litigation, our license to create a "Fallout"-branded MMOG may be terminated and we might not be able to successfully launch the game.

The lack of any credit agreement has resulted in a substantial reduction in the cash available to finance our operations.

We are currently operating without a credit agreement or credit facility. There can be no assurance that we will be able to enter into a new credit agreement or that if we do enter into a new credit agreement, it will be on terms favorable to us.

We continue to operate without a Chief Financial Officer, which may affect our ability to manage our financial operations.

We are presently without a CFO, and Mr. Caen has assumed the position of interim-CFO and continues as CFO to date until a replacement can be found.

Our business and industry is both seasonal and cyclical. If we fail to deliver our products at the right times, our sales will suffer.

Our business is highly seasonal, with the highest levels of consumer demand occurring in the fourth quarter. Our industry is also cyclical. The timing of hardware platform introduction is often tied to the year-end season and is not within our control. As new platforms are being introduced into our industry, consumers often choose to defer game software purchases until such new platforms are available, which would cause sales of our products on current platforms to decline. This decline may not be offset by increased sales of products for the new platform.

The unpredictability of future results may cause our stock price to remain depressed or to decline further.

Our operating results have fluctuated in the past and may fluctuate in the future due to several factors, some of which are beyond our control. These factors include:

- demand for our products and our competitors' products;
- the size and rate of growth of the market for interactive entertainment software;
- changes in personal computer and video game console platforms;
- the timing of announcements of new products by us and our competitors and the number of new products and product enhancements released by us and our competitors;
- changes in our product mix;
- the number of our products that are returned; and
- the level of our international and original equipment manufacturer royalty and licensing net revenues.

Many factors make it difficult to accurately predict the quarter in which we will ship our products. Some of these factors include:

- the uncertainties associated with the interactive entertainment software development process;
- approvals required from content and technology licensors; and
- the timing of the release and market penetration of new game hardware platforms.

There are high fixed costs to developing our products. If our revenues decline because of delays in the distribution of our products, or if there are significant defects or dissatisfaction with our products, our business could be harmed.

Our losses in the past have stemmed partly from the significant costs we incurred to develop our entertainment software products, product returns and price concessions. Moreover, a significant portion of our operating expenses is relatively fixed, with planned expenditures based largely on sales forecasts. At the same time, most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year.

Relatively fixed costs and short windows in which to earn revenues mean that sales of new products are important in enabling us to recover our development costs, to fund operations and to replace declining net revenues from older products. Our failure to accurately assess the commercial success of our new products, and our delays in licensing existing products could reduce our earnings.

If our products do not achieve broad market acceptance, our business could be harmed significantly.

Consumer preferences for interactive entertainment software are always changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved continued market acceptance. Instead, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in our industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and consumer loyalty. We expect the importance of introducing hit titles to increase in the future. We cannot assure you that our licensing of products will achieve significant market acceptance, or that we will be able to sustain this acceptance for a significant length of time if we achieve it.

We believe that our future revenue will depend on the successful production of hit titles on a continuous basis. The failure of one or more new products to achieve market acceptance could cause material harm to our business. Further, if our products do not achieve market acceptance, we could be forced to accept substantial product returns or grant significant pricing concessions to maintain our relationship with retailers and our access to distribution channels. If we are forced to accept significant product returns or grant significant pricing concessions, our business and financial results could suffer material harm.

We have a limited number of key management and other personnel. The loss of any single member of management or key person or the failure to hire and integrate capable new key personnel could harm our business.

Our business requires extensive time and creative effort to produce and market. Our future success also will depend upon our ability to attract, motivate and retain qualified employees and contractors, particularly software design and development personnel. Competition for highly skilled employees is intense, and we may fail to attract and retain such personnel. Alternatively, we may incur increased costs in order to attract and retain skilled employees. Our executive management team currently consists of CEO and interim CFO Hervé Caen and President Eric Caen. Our failure to recruit or retain the services of key personnel, including competent executive management, or to attract and retain additional qualified employees could cause material harm to our business.

Our international sales expose us to risks of unstable foreign economies, difficulties in collection of revenues, increased costs of administering international business transactions and fluctuations in exchange rates.

Our net revenues from international sales accounted for approximately 23% and 17% of our total net revenues for years ended December 31, 2009 and 2008, respectively. To the extent our resources allow, we intend to continue to expand our direct and indirect sales, marketing and product localization activities worldwide.

Our international sales are subject to a number of inherent risks, including the following:

- recessions in foreign economies may reduce purchases of our products;
- translating and localizing products for international markets is time consuming and expensive;
- accounts receivable are more difficult to collect and when they are collectible, they may take longer to collect;
- regulatory requirements may change unexpectedly;
- it is difficult and costly to staff and manage foreign operations;
- fluctuations in foreign currency exchange rates;
- political and economic instability; and
- delays in market penetration of new platforms in foreign territories.

These factors may cause material declines in our future international net revenues and, consequently, could cause material harm to our business.

A significant, continuing risk we face from our international sales and operations stems from currency exchange rate fluctuations. Because we do not engage in currency hedging activities, fluctuations in currency exchange rates have caused significant reductions in our past earnings from international sales and licensing due to the loss in value upon conversion into U.S. Dollars. We may suffer similar losses in the future.

Some of our customers have the ability to return our products or to receive pricing concessions and such returns and concessions could reduce our net revenues and results of operations.

We are exposed to the risk of product returns and pricing concessions with respect to our distributors. Our distributors allow retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. In addition, our distributors provide pricing concessions to our customers to manage our customers' inventory levels in the distribution channel. Our distributors could be forced to accept substantial product returns and provide pricing concessions to maintain our relationships with retailers and their access to distribution channels.

RISKS RELATED TO OUR INDUSTRY

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

We regard our software as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks, and hold the rights to one patent application related to one of our titles. While we provide "shrink-wrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing others' intellectual property rights may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies. We lack resources to defend proprietary technology.

We may unintentionally infringe on the intellectual property rights of others, which could expose us to substantial damages or restrict our operations.

As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following:

- cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- obtain a license from the holder of the infringed intellectual property, which license, if available at all, may not be available on commercially favorable terms; or
- redesign our interactive entertainment software products, possibly in a manner that reduces their commercial appeal.

Any of these actions may cause material harm to our business and financial results.

Our business is intensely competitive and profitability is increasingly driven by a few key title releases. If we are unable to deliver key titles, our business may be harmed.

Competition in our industry is intense. New videogame products are regularly introduced. Increasingly, profits and revenues in our industry are dominated by certain key product releases and are increasingly produced in conjunction with the latest consumer and media trends. Many of our competitors may have more finances and other resources for the development of product titles than we do. If our competitors develop more successful products, or if we do not continue to develop consistently high-quality products, our revenue will decline.

If we fail to anticipate changes in video game platforms and technology, our business may be harmed.

The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. Some of these new technologies include:

- operating systems;
- new media formats
- releases of new video game consoles;
- new video game systems by Sony, Microsoft, Nintendo and others.

We must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, our business and financial results could suffer material harm.

New interactive entertainment software platforms and technologies also may undermine demand for products based on older technologies. Our success will depend in part on our ability to adapt our products to those emerging game platforms that gain widespread consumer acceptance. Our business and financial results may suffer material harm if we fail to:

- anticipate future technologies and platforms and the rate of market penetration of those technologies and platforms;
- obtain licenses to develop products for those platforms on favorable terms; or
- create software for those new platforms on a timely basis.

Our software may be subject to governmental restrictions or rating systems.

Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content of interactive entertainment software. We believe that mandatory government-run rating systems eventually will be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products to comply with new regulations, which could delay the release of our products in those countries.

Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

RISKS RELATED TO OUR STOCK

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit our ability to receive a premium price for your shares.

Our Certificate of Incorporation, as amended, provides for 5,000,000 authorized shares of Preferred Stock. Our Board of Directors has the authority, without any action by the stockholders, to issue up to 4,280,576 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our certificate of incorporation and bylaws contain provisions that:

- eliminate the ability of stockholders to act by written consent and to call a special meeting of stockholders; and
- require stockholders to give advance notice if they wish to nominate directors or submit proposals for stockholder approval.

These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Our common stock may be subject to the "Penny Stock" rules which could adversely affect the market price of our common stock.

"Penny stocks" generally include equity securities with a price of less than $5.00 per share, which are not traded on a national stock exchange or on Nasdaq, and are issued by a company that has tangible net assets of less than $2,000,000 if the company has been operating for at least three years. The "penny stock" rules require, among other things, broker dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, additional disclosure in connection with trades in the common stock are required, including the delivery of a disclosure schedule prescribed by the SEC relating to the "penny stock" market. These additional burdens imposed on broker-dealers may discourage them from effecting transactions in our common stock, which may make it more difficult for an investor to sell their shares and adversely affect the market price of our common stock.

Our stock is volatile

The trading price of our common stock has previously fluctuated and could continue to fluctuate in response to factors that are largely beyond our control, and which may not be directly related to the actual operating performance of our business, including:

- general conditions in the computer, software, entertainment, media or electronics industries;
- changes in earnings estimates or buy/sell recommendations by analysts;
- investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers; and
- price and trading volume volatility of the broader public markets, particularly the high technology sections of the market.

Item 2. PROPERTIES

The Company's headquarters are located in Los Angeles, California, where we lease approximately 2,700 square feet of office space. The facility is leased through October 2012. The Company's development studio is located in Irvine, California, where we lease approximately 1,700 square feet of office space. The facility is leased until March 2011. We also have a representation office in France.

Item 3. LEGAL PROCEEDINGS

The Company may be involved in various legal proceedings, claims, and litigation arising in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of known routine claims will not have a material adverse effect on the Company's business, financial condition, or results of operations.

On September 8, 2009 Bethesda Softworks LLC filed a Complaint for Declaratory Judgment, Preliminary Injunction and Other Relief against the Company in the United States District Court for the District of Maryland. Bethesda seeks to terminate the rights Interplay holds to sell and develop certain FALLOUT(r)-branded video games, including an MMOG. Interplay disputes all claims raised by Bethesda and has answered the lawsuit and asserted Counter-Claims, including claims for Breach of Contract, Tortious Interference with Prospective Economic Advantage, Rescission, Accounting and Declaratory Relief seeking an award of damages and other relief. Interplay also seeks a declaration from the Court that it has not infringed upon the FALLOUT(R) mark and that it has satisfied the terms of the Trademark Licensing Agreement related to Interplay's production of a FALLOUT(R) massively-multiplayer online game. The Court denied Bethesda's Motion for Preliminary Injunction on December 10, 2009, a decision that Bethesda has appealed. Interplay will continue to defend its rights and pursue its Counter-Claims against Bethesda.

The Company received notices from the Internal Revenue Service ("IRS") that it owes approximately $200,000 in payroll taxes, payroll tax penalties, and interest for unpaid and late payment of payroll taxes for the years 2008 and 2009, which has been accrued as of December 31, 2009. The Company is in the process of negotiating a payment plan with the Internal Revenue Service.

The Company received notice from the Franchise Tax Board that it owes approximately $25,000 in franchise tax , interest and penalties for the tax year ending 2008 which has been accrued as of December 31, 2009. The Company has established a payment plan with the Franchise Tax Board.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company trades on the NASD-operated Over-the-Counter Bulletin Board. Our common stock is currently traded on the NASD-operated Over-the-Counter Bulletin Board under the symbol "IPLY." At March 30, 2010, there were 97 holders of record of our common stock.

The following table sets forth the range of high and low sales prices for our common stock for the periods indicated.

For the Year ended December 31, 2009	High	Low
First Quarter	$ .10	$ .05
Second Quarter	..09	.06
Third Quarter	.07	.05
Fourth Quarter	.07	.05

For the Year ended December 31, 2008	High	Low
First Quarter	$ .08	$ .07
Second Quarter	.20	.07
Third Quarter	.17	.12
Fourth Quarter	.13	.07

Dividend Policy

It is not currently our policy to pay dividends.

Stock Compensation Plans

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,960,000	0.097	5,040,000
Issuance of Warrants for services and other compensation not approved by security holders	18,156,181	0.24	-
Total	23,116,181		5,040,000

We have one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), we may grant up to 10 million options to our employees, consultants and directors, which generally vest from three to five years.

The estimated fair market value of the warrants and options were charged to compensation expense in the amount of $667,000, $199,000 and $12,000,for the years ended 2009,2008 and 2007 respectively..

Performance Graph

The following graph compares the cumulative 5-year total return to shareholders on Interplay Entertainment Corp.'s common stock relative to the cumulative total returns of the NASDAQ Composite index, and a customized peer group of eleven companies listed in footnote 1 below. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, in the peer group, and the index on 12/31/2004 and its relative performance is tracked through 12/31/2009.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Interplay Entertainment Corp., The NASDAQ Composite Index
And A Peer Group
$1,200
$1,000
$800
$600
$400
$200
$0
12/04
12/05
12/06
12/07
12/08
12/09
Interplay Entertainment Corp.
NASDAQ Composite
Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

(1.) The company's customized peer group includes eleven companies which are: Activision Blizzard Inc, Electronic Arts Inc, Futuremedia PLC, Giant Interactive Group Inc, GLU Mobile Inc, Majesco Entertainment Company, Southpeak Interactive Corp., Take Two Interactive Software Inc, THQ Inc, Webzen Inc and Shanda Interactive Entertainment Limited.

	12/04	12/05	12/06	12/07	12/08	12/09
Interplay Entertainment Corp.	100.00	57.14	964.29	571.43	571.43	464.29
NASDAQ Composite	100.00	108.50	130.22	132.50	80.00	129.93
Peer Group	100.00	84.96	89.09	112.03	45.40	57.77

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

In any of our filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended that incorporate this performance graph and the data related thereto by reference, this performance graph and data related thereto will be considered excluded from the incorporation by reference and will not be deemed a part of any such other filing unless we expressly state that the performance graph and the data related thereto is so incorporated.

Item 6. SELECTED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheets data as of December 31, 2009 and 2008 are derived from our audited consolidated financial statements included elsewhere in this Report. Our historical results are not necessarily indicative of the results that may be achieved for any other period. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Report.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except share and per share amounts)				
Statements of Operations Data:					
Net revenues	$ 1,360	$ 1,378	$ 6,001	$ 967	$ 7,158
Cost of goods sold	147	12	8	167	478
Gross profit	1,213	1,366	5,993	800	6,680
Operating expenses	2,630	1,820	1,538	2,069	3,197
Operating (income) loss	(1,417)	(454)	4,455	(1,269)	3,483
Other income (expense)	(97)	(39)	1,401	4,348	2,445
Income (loss) before income taxes	(1,514)	(493)	5,856	3,079	5,928
Provision (benefit) for income taxes	-	-	-	-	-
Net income (loss)	$ (1,514)	$ (493)	$ 5,856	$ 3,079	$ 5,928
Cumulative dividend on participating preferred stock	$ -	$ -	$ -	$ -	
Accretion of warrant	-	-	-	-	-
Net income (loss) available to common stockholders	$ (1,514)	$ (493)	$ 5,856	$ 3,079	$ 5,928
Net income (loss) per common share:					
Basic	$ (0.014)	$ (0.004)	$ 0.059	$ 0.030	$ 0.063
Diluted	$ (0.014)	$ (0.004)	$ 0.057	$ 0.030	$ 0.063
Shares used in calculating net income (loss) per common share - basic	108,770	103,482	99,197	100,513	93,856
Shares used in calculating net income (loss) per common share - diluted	108,770	103,482	102,028	102,603	93,856
Selected Operating Data:					
Net revenues by geographic region:					
North America	$ 1,048	$ 89	$ 5	$ 203	$ 2,885
International	312	239	246	632	4,056
OEM, royalty and licensing	-	-	-	132	217
Other	-	1,050	5,750	-	-
Net revenues by platform:					
Personal computer	$ 1,042	$ 261	$ 222	$ 456	$ 631
Video game console	100	67	29	379	971
OEM, royalty and licensing	218	-	-	132	217
Recognition of Revenue from expired contracts	-	-	-	-	4,574
Other		1,050	5,750	-	-
Online licensing	-	-		-	768

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance Sheets Data:					
Working capital (deficiency)	$ (2,841)	$ (2,415)	$ (2,279)	$ (8,098)	$ (11,497)
Total assets	197	163	1,201	323	673
Total debt	2,997	2,520	3,480	8,410	12,163
Stockholders' equity (deficit)	(2,800)	(2,357)	(2,279)	(8,087)	(11,490)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and notes thereto and other information included or incorporated by reference herein.

Executive Overview and Summary

Interplay Entertainment Corp. is a publisher, distributor and licensor of interactive entertainment software for both core gamers and the mass market. We are most widely known for our titles in the action/arcade, adventure/role playing game (RPG), and strategy/puzzle categories. We have produced and licensed titles for many of the most popular interactive entertainment software platforms.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not purport to represent realizable or settlement values. The Report of our Independent Auditors for the December 31, 2009 consolidated financial statements includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We entered into various distribution and licensing agreements during 2009 under which we utilized others to exploit games that we have intellectual property rights to. We expect in 2010 to enter into similar distribution and license arrangements to generate cash for the Company's operations.

During 2007 we sold "Fallout" to a third party and entered into, subject to satisfaction of various conditions, a license back which could allow us to create, develop and exploit a "Fallout" Massively Multiplayer Online Game. We are planning to exploit the license back of "Fallout" MMOG.

We have entered into various agreements with several experienced Video Game studios for the development of games based on our Intellectual properties. As a result of such agreements we currently have under production or pre production games based on Battlechess, Clayfighter, Dark Alliance, Descent, Earthworm Jim, MDK2 and Stonekeep. These games when completed will be available for various platforms including Mobile devices, Apple iPod and iPad, Nintendo Wiiware and DSiware, Xbox Live Arcade, Sony Playstation Network and Personal Computers.

We also continue full scale development of a Massively Multiplayer Online Game (MMOG), code named "Project: V13" for personal computers. This MMOG has been in design and development at Interplay since November 2007.

Our development partners are working under the direction and control of Interplay's creative team to complete development of each project to very high quality standards.

We continue to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

Our products were either designed and created by our employees or by external software developers. When we used external developers, we typically advanced development funds to the developers in installment payments based upon the completion of certain milestones. These advances were typically considered advances against future royalties. We currently have several products in development with external developers under a net-revenue-sharing model rather than traditional development funds advances.

Our operating results will continue to be impacted by economic, industry and business trends affecting the interactive entertainment industry. Our industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. With the release of new console systems by Sony, Nintendo and Microsoft, our industry has entered into a new cycle that could affect marketability of new products, if any.

Our operating results have fluctuated significantly in the past and likely will fluctuate significantly in the future, both on a quarterly and an annual basis. A number of factors may cause or contribute to such fluctuations, and many of such factors are beyond our control.

Management's Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, prepaid licenses and royalties and software development costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue from sales when we deliver product to customers or by distributors, net of sales commissions, only as the distributor recognizes sales of the Company's products to unaffiliated third parties. Sales commissions are recorded when incurred. For those agreements that provide the customers the right to multiple copies of a product in exchange for guaranteed amounts, revenue is recognized as earned. Guaranteed minimum royalties on sales, where the guarantee is not recognized upon delivery, are recognized as the minimum payments come due. The Company recognizes revenue on expired contracts when the termination date of the contract is reached because guaranteed minimum royalties are not reimbursable and are recorded as revenue.

We generally are not contractually obligated to accept returns, except for defective, shelf-worn and damaged products. However, on a case-by-case negotiated basis, we permit customers to return or exchange products and may provide price concessions to our retail distribution customers on unsold or slow moving products. We record revenue net of a provision for estimated returns, exchanges, markdowns, price concessions, and warranty costs. We record such reserves based upon management's evaluation of historical experience, current industry trends and estimated costs. The amount of reserves ultimately required could differ materially in the near term from the amounts provided in the accompanying consolidated financial statements.

We also engage in the sale of licensing rights on certain products. The terms of the licensing rights differ, but normally include the right to develop and distribute a product on a specific video game platform. We recognize revenue when the rights have been transferred and no other obligations exist.

Prepaid Licenses and Royalties

Prepaid licenses and royalties consist of license fees paid to intellectual property rights holders for use of their trademarks or copyrights. Also included in prepaid royalties are prepayments made to independent software developers under developer arrangements that have alternative future uses. These payments are contingent upon the successful completion of milestones, which generally represent specific deliverables. Royalty advances are recoupable against future sales based upon the contractual royalty rate. We amortize the cost of licenses, prepaid royalties and other outside production costs to cost of goods sold over six months commencing with the initial shipment in each region of the related title. We amortized these amounts at a rate based upon the actual number of units shipped with a minimum amortization of 75% in the first month of release and a minimum of 5% for each of the next five months after release. This minimum amortization rate reflects our typical product life cycle. Our management relies on forecasted revenue to evaluate the future realization of prepaid royalties and charges to cost of goods sold any amounts they deem unlikely to be fully realized through future sales. Such costs are classified as current and noncurrent assets based upon estimated product release date. If actual revenue, or revised sales forecasts, fall below the initial forecasted sales, the charge may be larger than anticipated in any given quarter. Once the charge has been taken, that amount will not be expensed in future quarters when the product has shipped.

Software Development Costs

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products. Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales — software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales — software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Other Significant Accounting Policies

Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. The policies related to consolidation and loss contingencies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standards setters and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, outcomes cannot be predicted with confidence. Please see Note 2 of Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by management when there are acceptable alternatives.

Results of Operations

The following table sets forth certain consolidated statements of operations data and segment and platform data for the periods indicated expressed as a percentage of net revenues:

	Years Ended December 31,		
	2009	2008	2007
Statements of Operations Data:			
Net revenues	100 %	100 %	100 %
Cost of goods sold	10	-	
Gross margin	90	100	100
Operating expenses:			
Marketing and sales	26		4
General and administrative	146	108	21
Product development	21	24	-
Total operating expenses	193	132	25
Operating income (loss)	(103)	(32)	75
Other income (expense)	(7)	(3)	25
Income (loss) before provision for income taxes	(110)	(35)	100
Provision for income taxes			-
Net income (loss)	(110) %	(35) %	100 %
Selected Operating Data:			
Net revenues by segment:			
North America	77 %	6 %	96 %
International	23	17	4
OEM, royalty and licensing	0	-	
Other	0	76-	-
	100 %	100 %	100 %
Net revenues by platform:			
Personal computer	77 %	19 %	4 %
Video game console	7	5	
OEM, royalty and licensing	16	-	
Other		76	96
	100 %	100 %	100 %

Geographically, our net revenues for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
North America	$1,048	1,139	(91)	(8.0)%
International	312	239	73	31%
Net Revenues	1,360	1,378	(18)	(1)%

Geographically, our net revenues for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
North America	1,139	5,755	(4,616)	(80.2)%
International	239	246	(7)	(3.0)%
Net Revenues	1,378	6,001	(4,623)	(77)%

North American, International and OEM, Royalty and Licensing Net Revenues

Net revenues for the year ended December 31, 2009 were $1,360,000, a decrease of 1% compared to the same period in 2008. The net revenues for the year ended December 31,2009 were driven by retail distribution and electronic distribution of back catalog games. Net revenues of retail and electronic distribution of back catalog games increased to $1,360,000 for the year ended December 31, 2009 as compared to $328,000 compared to the same period in 2008. This was an increase in net revenues in the amount of $1,032,000.

Net revenues for the year ended December 31, 2008 were $1,378,000, a decrease of 77% compared to the same period in 2007. The Company had $1,050,000 in revenue from Atari Interactive exercising an existing option to purchase, from the Company intellectual property rights developed by the Company with the Dungeon & Dragons games, with the balance due from the Company to Atari Interactive under a Note of $1,050,000 being cancelled. This decrease resulted from a 80.2% decrease significantly effected by the non recurring Fallout transaction in 2007 in North American net revenue, and a 3% decrease in International net revenue, royalty and licensing revenues and a 0% decrease in OEM net revenue.

North American net revenues for the year ended December 31, 2009 were $1,048,000 as compared to $1,139,000 for the year ended December 31, 2008. The net revenues for the year ended December 31, 2009 were driven by retail distribution and electronic distribution of back catalog games. The Company recognized $1,050,000 in revenues from Atari Interactive exercising an existing option and $89,000 in North American royalties earned in 2008.

North American net revenues for the year ended December 31, 2008 were $1,139,000 as compared to $5,755,000 for the year ended December 31, 2007. The Company recognized $1,050,000 in revenues from Atari Interactive exercising an existing option and $89,000 in North American royalties earned in 2008. The Company had $5,750,000 in income from recognition of the sale of "Fallout" and $5,000 in North American royalties earned in 2007.

International net revenues for the year ended December 31, 2009 were $312,000, an increase of $73,000 as compared to International net revenues for the year ended December 31, 2008. The increase in International net revenues compared to the year ended December 31, 2008 was mainly due to a 31% increase in net revenues for the year ended December 31, 2009 driven by retail distribution and electronic distribution of back catalog games..

International net revenues for the year ended December 31, 2008 were $239,000, a decrease of $7,000 as compared to International net revenues for the year ended December 31, 2007. The decrease in International net revenues compared to the year ended December 31, 2007 was mainly due to a 3.0% decrease in back catalog sales.

Publishing Net Revenues by Platform, Atari option exercise agreement", Contracts and Licensing Deals Net Revenues

Our publishing net revenues by platform, contracts and licensing deals net revenues for the years ended December 31, 2009 and 2008 breakdown are as follows: (in thousands)

	2009	2008	Change	% Change
Personal Computer	1042	261	781	299%
Video Game Console	100	67	33	49%
OEM, Royalty & Licensing	218	0	218	(100)%
Other	0	1,050 (1)	(1,050)	(100)%
Net Revenues	1,360	1,378	(18)	(1)%

(1) Recognition of Revenue of Atari Option Exercise Agreement.

PC net revenues for PC net revenues the year ended December 31, 2009 were $1,042,000, an increase of 299% compared to the same period in 2008. The increase in PC net revenues in 2009 was primarily from retail distribution and electronic distribution of back catalog games.

Our video game console net revenues for the year ended December 31, 2009 were $100,000 an increase of 49% compared to the same period in 2008, mainly due to electronic distribution of back catalog games..

Our OEM, royalty and licensing revenues for the year ended December 31, 2009 were 218,000, an increase of 100% compared to the same period in 2008, due to new back catalog games licensing.

The Company had $1,050,000 in income from Atari Interactive exercising an existing option to purchase certain intellectual properties from the company in exchange for debt as a onetime non-recurring event during 2008.

Our publishing net revenues by platform, contracts and licensing deals net revenues for the years ended December 31, 2008 and 2007 breakdown is as follows: (in thousands)

	2008	2007	Change	% Change
Personal Computer	261	222	39	17.5%
Video Game Console	67	29	38	131%
OEM, Royalty & Licensing	0	0		0
Other	1,050 (1)	5,750 (2)	4,700	(82)%
Net Revenues	1,360	6,001	(4,641)	(77)%

(1) Recognition of Revenue of Atari Option Exercise Agreement.
(2) Recognition of Revenue of the sale of "Fallout"

PC net revenues for the year ended December 31, 2008 were $261,000, an increase of 17.5% compared to the same period in 2007. The increase in PC net revenues in 2008 was primarily due to an increase in back catalog sales.

Our video game console net revenues for the year ended December 31, 2008 were $67,000 an increase of 131% compared to the same period in 2007, mainly due to an increase in back catalog sales.

In 2007 the Company had $5,750,000 in income from recognition of the sale of "Fallout" as a onetime non- recurring event.

Cost of Goods Sold; Gross Margin

Cost of goods sold related to PC and video game console net revenues represents the manufacturing and related costs of interactive entertainment software products, including costs of media, manuals, duplication, packaging materials, assembly, freight and royalties paid to developers, licensors and hardware manufacturers. Cost of goods sold related to royalty-based net revenues primarily represents third party licensing fees and royalties paid by us. Typically, cost of goods sold as a percentage of net revenues for video game console products are higher than cost of goods sold as a percentage of net revenues for PC based products due to the relatively higher manufacturing and royalty costs associated with video game console and affiliate label products. We also include in the cost of goods sold the amortization of prepaid royalty and license fees we pay to third party software developers. We expense prepaid royalties over a period of six months commencing with the initial shipment of the title at a rate based upon the numbers of units shipped. We evaluate the likelihood of future realization of prepaid royalties and license fees quarterly, on a product-by-product basis, and charge the cost of goods sold for any amounts that we deem unlikely to realize through future product sales.

Our net revenues, cost of goods sold and gross margin for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
Net Revenues	1,360	1,378	(18)	(1.3)%
Cost of Goods Sold	147	12	(135)	(113.5)%
Gross Margin	1,213	1,366	(153)	(11.2)%

Our cost of goods sold increased to $147,000 in the year ended December 31, 2009 compared to $12,000 in the same period in 2008. Our gross margin decreased to $1,213,000 for the twelve months ended December 31, 2009 from $1,366,000 in the comparable period in 2008. The increase in cost of goods sold during 2009 is attributable to the retail distribution of 'Fallout." The decrease in gross margin was primarily due to the recognition of the Atari non recurring transaction in 2008.

Our net revenues, cost of goods sold and gross margin for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Net Revenues	1,378	6,001	(4,623)	520.5%
Cost of Goods Sold	12	8	(4)	(95.2)%
Gross Margin	1,366	5,993	(4,627)	649.1)%

Our cost of goods sold increased to $12,000 in the year ended December 31, 2008 compared to $8,000 in the same period in 2007. Our gross margin decreased to $1,366,000 for the twelve months ended December 31, 2008 from $5,993,000 in the comparable period in 2007. The decrease in gross margin was primarily due to the sale of " Fallout" in 2007.

Marketing and Sales

Our marketing and sales expenses for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
Marketing and Sales	359	0	(359)	100%

Marketing and sales expenses primarily consist of sales commissions, and other related operating expenses. Marketing and sales expenses for the twelve months ended December 31, 2009 were $359,000, a 100.00% increase as compared to the same period in 2008. The increase in marketing and sales expenses was primarily due to sales commissions incurred under various distribution agreements paid in connection with retail and electronic distribution of back catalog games.

Our marketing and sales expenses for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Marketing and Sales	0	245	(245)	100%

Marketing and sales expenses for the twelve months ended December 31, 2008 was $0, a 100% decrease as compared to the 2007.

General and Administrative

Our general and administrative expenses for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
General and Administrative	1,992	1,492	500	33.5%

General and administrative expenses primarily consist of administrative personnel expenses, facilities costs, compensation expense for options, legal expenses and other related operating expenses. General and administrative expenses for the year ended December 31, 2009 were $1.992 million, a 33.5% increase as compared to the same period in 2008.

Our general and administrative expenses for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
General and Administrative	1,492	1,274	218	17.12%

General and administrative expenses primarily consist of administrative personnel expenses, facilities costs, professional fees, and other related operating expenses. General and administrative expenses for the year ended December 31, 2008 were $1.492 million, a 17% increase as compared to the same period in 2007.

Product Development

Our product development expenses for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
Product Development	279	328	(49)	(14.94)%

Product development expenses for the year ended December 31, 2009 were $ 279,000, a 14.94% decrease as compared to the same period in 2008. This decrease was mainly due to a decrease in staffing in the amount of ($63,000) and an increase in overhead of $14,000 .

Our product development expenses for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Product Development	328	18	310	(172.2)%

Product development expenses for the year ended December 31, 2008 were $ 328,000, a 172.2% increase as compared to the same period in 2007.

Other Expense (Income), Net

Our other expense for the years ended December 31, 2009 and 2008 breakdown as follows: (in thousands)

	2009	2008	Change	% Change
Other Expense (Income)	97	39	58	148.7%

Other income consists primarily of interest expense on debt in the amount of $39,000,, bad debt expenses in the amount of $13,000, foreign currency exchange transactions gains of $14,000,write off of intellectual properties of $126,000, nonrecurring income licensing settlements of ($35,000), prior period reversals of accruals of ($35,000) , rental income in the amount of ($4,000) and additional miscellaneous adjustments of $(21,000).

Our other expense for the years ended December 31, 2008 and 2007 breakdown as follows: (in thousands)

	2008	2007	Change	% Change
Other Expense (Income)	39	(1,401)	1,440	102%

Other income consists primarily of interest expense on debt in the amount of $35,000, California Franchise Tax (Alternative Minimum Tax) for the year ended 2007 in the amount of $39,000, bad debt expenses in the amount of $6,000, litigation reserve in the amount of $31,000, foreign currency exchange transactions gains of($9,000), reversal of bad debts ($34,000), rental income in the amount of ($24,000) and interest income in the amount of ($7,000) and additional miscellaneous adjustments of $2,000.

Provision (Benefit) for Income Taxes

We recorded no tax provision for the years ended December 31, 2009, 2008 and 2007.

Liquidity and Capital Resources

As of December 31, 2009, we had a working capital deficit of approximately $2,841,000, and our cash balance was approximately $1,000. , We cannot continue to fund our current operations without obtaining additional financing or income.

During 2007 we sold “Fallout” to a third party and entered into, subject to satisfaction of various conditions, the license back which could allow us to create, develop and exploit a “Fallout” MMOG. We are planning to exploit the license back of “Fallout” MMOG.

We have contracted with Masthead Studios to fund the development of a Massively Multiplayer Online Game (MMOG), code named "Project: V13.". As a part of the agreement, the game utilizes Masthead's proprietary tools and MMOG technology developed for Masthead's "Earthrise" project.

We are leveraging our portfolio of gaming properties through sequels and various development and publishing arrangements. We are developing sequels to some of our most successful games, including Battlechess, Clayfighter, Earthworm Jim, Dark Alliance, Descent, MDK2 and Stonekeep. We have reinitiated our in-house game development studio, and have hired game developers. We have obtained distribution rights to Prehistorik Man and Legendary Wars: T-Rex Rumble for Nintendo DSi.

We have entered into a Game Production Agreement with Interactive Game Group which provides for the financing of game development under certain conditions.

We continue to seek external sources of funding, including but not limited to, incurring debt, the selling of assets or securities, licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and achieve our long-term strategic objectives.

If we do not receive sufficient financing or income we may (i) liquidate assets, (ii) sell the company (iii) seek protection from our creditors including the filing of voluntary bankruptcy or being the subject of involuntary bankruptcy, and/or (iv) continue operations, but incur material harm to our business, operations or financial conditions. These conditions, combined with our historical operating losses and our deficits in stockholders' equity and working capital, raise substantial doubt about our ability to continue as a going concern.

Our primary capital needs have historically been working capital requirements necessary to fund our operations. Our operating activities provided cash of $25,000 during the twelve months ended December 31, 2009.

We entered into various licensing agreements during 2009 under which we licensed others to exploit games that we have intellectual property rights to. We expect in 2010 to enter into similar license arrangements to generate cash for the Company’s operations.

No assurance can be given that funding can be obtained by us on acceptable terms, or at all. These conditions, combined with our deficits in stockholders' equity and working capital, raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements under which we have obligations under a guaranteed contract including indirect guarantees of indebtedness of others. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets. We also do not have any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument. We have no obligations, including a contingent obligation arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with the registrant.

Contractual Obligations

The following table summarizes certain of our contractual obligations under non-cancelable contracts and other commitments at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease Commitments (1)	322	115	207	0	0

(1) The Company as of November 1, 2009 has relocated to new offices in Los Angeles and has a lease commitment through October 2012. The Company also has a lease commitment in Irvine for our new development offices through March 31, 2011. The Company also has a lease commitment at the French representation office through February 28, 2011 with an option for an additional 3 years.

Recent Accounting Pronouncements

Only July 1, 2009, the Financial Accounting Standards Board (FASB) launched the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. All other accounting literature not included in the Codification is nonauthoritative.

Other recent accounting updates issued by FASB and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any derivative financial instruments as of December 31, 2009. However, we are exposed to certain market risks arising from transactions in the normal course of business, principally the risk associated with foreign currency fluctuations. We do not hedge our risk associated with foreign currency fluctuations.

Foreign Currency Risk

Our earnings are affected by fluctuations in the value of our foreign subsidiary's functional currency, and by fluctuations in the value of the functional currency of our foreign receivables.

We recognized a $14,000 loss, $9,000 gain and $60,000 loss during the years ended December 31, 2009, 2008 and 2007, respectively, primarily in connection with foreign exchange fluctuations in the timing of payments received on accounts receivable from foreign distributors or licensees.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements begin on page F-1 of this report.

Item 9A. (T) CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and interim Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and interim Chief Financial Officer concluded that our disclosure controls and procedures were effective, at the reasonable assurance level, in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms and in timely alerting him to material information required to be included in this report.

There were no changes made in our internal controls over financial reporting that occurred during the quarter ended December 31, 2009 that have materially affected or reasonably likely to materially affect these controls.

Our management, including the CEO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all internal control systems, our internal control system can provide only reasonable assurance of achieving its objectives and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, and/or by management override of the control. The design of any system of internal control is also based in part upon certain assumptions about the likelihood of future events, and can provide only reasonable, not absolute, assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in circumstances, and/or the degree of compliance with the policies and procedures may deteriorate.

Management Report on Internal Control over Financial Reporting

The Company's management, including our Chief Executive Officer and interim Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for Interplay Entertainment Corp. and its subsidiaries (the "Company"). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time. The Company's processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information in Item10 is incorporated herein by reference to the section entitled "Proposal One ---- Election of Directors" contained in the Proxy Statement (the "Proxy Statement") for the 2010 annual meeting of the stockholders to be filed with the Securities and Exchange Commission within 120 days of the close of the fiscal year ended December 31, 2009.

Item 11. EXECUTIVE COMPENSATION

The information in Item 11 is incorporated herein by reference to the section entitled "Proposal One ---- Election of Directors" contained in the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in Item12 is incorporated herein by reference to the section entitled "General Information" ---- Security Ownership of Certain Beneficial Owners and Management" and "Proposal One ---- Election of Directors" contained in the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information in Item 13 is incorporated herein by reference to the section entitled "Proposal One --- Election of Directors" contained in the Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in Item 14 is incorporated herein by reference to the section entitled by reference to the section entitled "Proposal Two --- Ratification of the Appointment of Independent Registered Public Accountant Firm" contained in the Proxy Statement.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents, except for exhibit 32.1 which is being furnished herewith, are filed as part of this report:

(1) Financial Statements

The list of financial statements contained in the accompanying Index to Consolidated Financial Statements covered by the Reports of Independent Auditors is herein incorporated by reference.

(2) Financial Statement Schedules

All other schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

The list of exhibits on the accompanying Exhibit Index is herein incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized, at Los Angeles , California this 15th day of April, 2010.

INTERPLAY ENTERTAINMENT CORP.

/s/ Hervé Caen
By:______________________________
Hervé Caen
Its: Chief Executive Officer and
Interim Chief Financial Officer
(Principal Executive and
Financial and Accounting Officer)

Exhibit 24.1

POWER OF ATTORNEY

The undersigned directors and officers of Interplay Entertainment Corp. do hereby constitute and appoint Hervé Caen with full power of substitution and resubstitution, as their true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent, may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto, and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report and Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hervé Caen Hervé Caen	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive and Financial and Accounting Officer)	April 15, 2010
/s/ Eric Caen Eric Caen	Director	April 15, 2010
/s/ Michel Welter Michel Welter	Director	April 15, 2010
/s/ Alberto Haddad Alberto Haddad	Director	April 15, 2010
/s/ Xavier de Portal Xavier de Portal	Director	April 15, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Amended and Restated Certificate of Incorporation of the Company; (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.2	Certificate of Designation of Preferences of Series A Preferred Stock, as filed with the Delaware Secretary of State on April 14, 2000; (incorporated herein by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
3.3	Certificate of Amendment of Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Preferred Stock, as filed with the Delaware Secretary of State on October 30, 2000; (incorporated herein by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on November 2, 2000; (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on January 21, 2004; (incorporated herein by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2008).
3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on July 1, 2008; (incorporated herein by reference to Exhibit 3.6 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008).
3.7	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on July 1, 2008; (incorporated herein by reference to Exhibit 3.7 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008).
3.8	Amended and Restated Bylaws of the Company; (incorporated herein by reference to Exhibit 3.8 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008).
4.1	Specimen form of stock certificate for Common Stock; (incorporated herein by reference to Exhibit 4.1 to the Form S-1)
10.01	Third Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan"); (incorporated herein by reference to Appendix A of the Definitive Proxy Statement filed on August 20, 2002).
10.02	Form of Stock Option Agreement pertaining to the 1997 Plan; (incorporated herein by reference to exhibit 10.2 to the form S-1).
10.03	Form of Restricted Stock Purchase Agreement pertaining to the 1997 Plan; (incorporated herein by reference to Exhibit 10.3 to the Form S-1).
10.04	Form of Indemnification Agreement for Officers and Directors of the Company; (incorporated herein by reference to Exhibit 10.11 to the Form S-1).
10.05	Employment Agreement between the Company and Herve Caen dated November 9, 1999; (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
10.06	Trademark License Agreement by and between Bethesda Softworks LLC and the Company dated as of April 4, 2007; (incorporated herein by reference to exhibit 10.49 to the Company's 8-K filed on April 12, 2007).

10.07	Form of Option exercise agreement dated July 24,2008 between Atari Interactive Inc. and the Company.; (incorporated herein by reference to exhibit 10.08 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
14.1	Code of Ethics of the Company; (incorporated herein by reference to Exhibit 14.1 to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed on April 27, 2004).
21.1	Subsidiaries of the Company.
23.1	Consent of Jeffrey S. Gilbert, Independent Registered Public Accounting firm
24.1	Power of Attorney (included on signature page to this Form 10-K)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer and interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Hervé Caen.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Interplay Entertainment Corp.

I have audited the consolidated balance sheets of Interplay Entertainment Corp and Subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss)and cash flows each of the years in the three year period ending December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with standards Of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interplay Entertainment Corp. and Subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three year period ending December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has limited liquid resources, a history of losses, negative working capital of $2,841,000 and stockholders' deficit of $2,800,000. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustment that might result from the outcomes of these uncertainties.

JEFFREY S. GILBERT

Los Angeles, California
April 15, 2010

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,			
ASSETS	2009		2008	
Current Assets:				
Cash	$	1,000	$	0
Trade receivables, net of allowances of $0 and $6,000, respectively		88,000		87,000
Inventories		28,000		1,000
Deposits		14,000		7,000
Prepaid expenses		13,000		11,000
Other receivables		12,000		9,000
Total current assets		156,000		115,000
Property and equipment, net		41,000		48,000
Total assets	$	197,000	$	163,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Drawings in excess of cash balances	$	0	$	24,000
Convertible note payable				53,000
Notes payable officer and directors		487,000		469,000
Accounts payable and accrued expenses		1,745,000		1,209,000
Deferred income		765,000		710,000
Total current liabilities		2,997,000		2,465,000
Commitments and contingencies				
Stockholders' Equity (Deficit):				
Preferred stock, $0.001 par value 5,000,000 shares authorized; no shares issued or outstanding, respectively				
Common stock, $0.001 par value 300,000,000 shares authorized; issued and outstanding 115,695,268 shares in 2009 and 108,140,301 shares in 2008		116,000		108,000
Paid-in capital		123,357,000		122,309,000
Accumulated deficit		(126,356,000)		(124,842,000)
Accumulated other comprehensive income		83,000		123,000
Treasury stock of 4,658,216 shares at December 31,2009 and 2008				
Total stockholders' (deficit)		(2,800,000)		(2,302,000)
Total liabilities and stockholders'(deficit)	$	197,000	$	163,000

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2009	2008	2007
Revenue	$ 1,360,000	$ 1,378,000	$ 6,001,000
Cost of goods sold	147,000	12,000	8,000
Gross profit	1,213,000	1,366,000	5,993,000
Operating expenses:			
Marketing and sales	359,000	0	245,000
General and administrative	1,992,000	1,492,000	1,275,000
Product development	279,000	328,000	18,000
Total operating expenses	2,630,000	1,820,000	1,538,000
Operating income (loss)	(1,417,000)	(454,000)	4,455,000
Other income (expense):			
Interest expense	(39,000)	(35,000)	(59,000)
Other (primarily reversal of accounts payable in 2007)	(58,000)	(4,000)	1,460,000
Total other income (expense)	(97,000)	(39,000)	1,401,000
Income (loss) before provision (benefit) for income taxes	(1,514,000)	(493,000)	5,856,000
Provision (benefit) for income taxes	-	-	-
Net income (loss)	$ (1,514,000)	$ (493,000)	$ 5,856,000
Net income (loss) per common share:			
Basic	$ (0.014)	$ (0.004)	$ 0.059
Diluted	$ (0.014)	$ (0.004)	$ 0.057
Weighted average number of shares used in calculating net income (loss) per common share:			
Basic	108,770,183	103,482,000	99,197,000
Diluted	108,770,183	103,482,000	102,027,000

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Dollars in thousands)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance, December 31, 2006	-	$ -	103,855,634	$ 104	$ 121,966	$ (130,205)	$ 50	$ (8,087)
Issuance of Stock Options					12			12
Shares for Debt – Special Situations Treasury stock								
Net Income	-	-	-	-		5,856	-	5,856
Other comprehensive income, net of income taxes:								
Foreign currency translation Adjustment	-	-	-	-	-		(600)	
Balance, December 31, 2007	-	-	103,855,634	104	121,976	(124,349)	$ (10)	$(2,279)
Net Income	-	-	-	-	-	(493)	-	(493)
Exercise of Warrants for common Stock by CEO			4,000,000	4	107			111
Sale of common stock			284,667		27			27
Issuance of warrants for services					174			174
Issuance of stock options					25			25
Other comprehensive income, net of income taxes:								
Foreign currency translation Adjustment	-	-	-	-	-		133	133)
Balance, December 31,2008			108,140,301	$ 108	$122,309	$(124,842)	$123	$(2,302)
Exercise of Warrants for common stock by CEO	-	-	2,100,000	2	58	-	-	60
Issuance of common stock for Debt, intellectual property and cash			5,454,967	6	322			328
Issuance of Warrants for services					573			573
Issuance of warrants for sale of stock					23			23
Issuance of Stock Option					72			72
Treasury stock								
Net Income	-	-		-	-	(1,514)	-	(1,514)
Other comprehensive income, net of income taxes:								
Foreign currency translation adjustment	-	-		-	-		(40)	(40)
Balance, December 31, 2009	-	$ -	115,695,268(	$ 116	$123,357	$(126,356)	$ 83	$ (2,800)

See accompanying notes.

INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income (loss)	$ (1,514,000)	$ (493,000)	$ 5,856,000
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities--			
Depreciation and amortization	14,000	9,000	2,000
Issuance of stock options to employees	72,000	25,000	12,000
Issuance of warrants for services to CEO and directors	573,000	174,000	
Issuance of warrants in conjunction for conversion of debt	23,000		
Write off of intellectual property acquired by issuance of common stock	126,000		
Reversal of prior year recorded liabilities		-	(1,425,000)
Changes in assets and liabilities:		-	
Trade receivables, net	(1,000)	(61,000)	201,000
Trade receivables from related parties	-		-
Inventories	(27,000)	-	7,000
Deposits	(7,000)	(3,000)	-
Prepaid expenses	(2,000)	(1,000)	(4,000)
Settlement of Atari Note		(1,050,000)	-
Other current assets/receivables	(3,000)	4,000	4,000
Drawings in excess of cash balance		24,000	
Note payable officer and directors	48,000		
Accounts payable and accrued expenses	538,000	92,000	(3,285,000)
Deferred Income	55,000	115,000	135,000
Accumulated other comprehensive income	(40,000)	133,000	(60,000)
Net cash provided by (used in) operating activities	(145,000)	(1,032,000)	1,443,000
Cash flows from investing activities:			
Purchases of property and equipment	(8,000)	(52,000)	(8,000)
Net cash (used in) investing activities	(8,000)	(52,000)	(8,000)
Cash flows from financing activities:			
Payment of debt		-	(382,000)
Demand notes to CEO and directors		(269,000)	35,000
Exercise of warrants for common stock by CEO	-	111,000	-
Sale of common stock-net	148,000	27,000	-
Note Payable - CEO	30,000		
Proceeds from debt	-	53,000	-
Net cash used in financing activities	178,000	(78,000)	(347,000)
Net increase (decrease) in cash	25,000	(1,162,000)	1,088,000
Cash, beginning of year	(24,000)	1,138,000	50,000
Cash, end of year	$ 1,000	$ (24,000)	$ 1,138,000
Supplemental cash flow information:			
Cash paid during the year for interest	$ 39,000	$ 33,000	$ 371,000
Issuance of common shares for intellectual properties subsequently written off	$ 126,000	$ -	$ -
Issuance of common stock for liquidation of convertible debt	$ 53,000	$ -	$ -
Exercise of warrants for common stock - CEO	$ 60,000	-	-

See accompanying notes.

1. Description of Business and Operations

Interplay Entertainment Corp., a Delaware corporation, and its subsidiaries (the "Company"), publish, distribute and license to others interactive entertainment software. The Company's software is developed for use on various interactive entertainment software platforms, including personal computers and video game consoles. The Company's common stock is quoted on the NASDAQ OTC Bulletin Board under the symbol "IPLY".

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had net loss of $1,514,000 in 2009. At December 31, 2009, the Company had a stockholders' deficit of $2,800,000 and a working capital deficit of $2,841,000. The Company has historically funded its operations from licensing fees, royalty and distribution fee advances, and will continue to exploit its existing intellectual property rights in our videogames to provide future funding.

In addition, the Company continues to seek, external sources of funding including, but not limited to, a sale or merger of the Company, a private placement or public offering of the Company's capital stock, the sale of selected assets, the licensing of certain product rights in selected territories, selected distribution agreements, and/or other strategic transactions sufficient to provide short-term funding, and potentially achieve the Company's long-term strategic objectives. Although the Company has had some success in licensing or distributing sales of certain of its products in the past, no assurance can be given that the Company will do so in the future.

The Company expects that it will need to obtain additional financing or income to fund its current operations. However, no assurance can be given that funding can be obtained on acceptable terms, or at all. These conditions, combined with the Company's historical operating losses and its deficits in stockholders' equity and working capital, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Interplay Entertainment Corp. and its wholly-owned subsidiaries, Interplay Productions Limited (U.K.), Interplay OEM, Inc., Games On-line and Interplay Japan which is inactive. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risks and original maturities of three months or less from the date of purchase to be cash equivalents. The carry amounts of cash and cash equivalents approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include, among others, sales returns and allowances, allowances for uncollectible receivables, cash flows used to evaluate the recoverability of prepaid licenses and royalties and long-lived assets, stock-based transaction, and certain accrued liabilities related to litigation. Actual results could differ from those estimates.

Risks and Uncertainties

The Company operates in a highly competitive industry that is subject to intense competition, potential government regulation and rapid technological change. The Company's operations are subject to significant risks and uncertainties including financial, operational, technological, regulatory and other business risks associated with such a company.

Inventories

Inventories consist of packaged software ready for shipment or at sales locations, including video game console software. Inventories are valued at the lower of cost (first-in, first-out) or market. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are known. Based on management's evaluation, the Company had not established any valuation allowance at December 31, 2009.

Net realizable value is based on management's forecast for sales of the Company's products in the ensuing years. The industry in which the Company operates is characterized by technological advancement and changes. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of the Company's inventories could be substantially less than the amount shown on the accompanying consolidated balance sheets.

Prepaid Licenses and Royalties

The Company has in the past had prepaid licenses and royalties consisting of fees paid to intellectual property rights holders for use of their trademarks or copyrights. Also included in prepaid royalties were prepayments made to independent software developers under development arrangements that have alternative future uses. These payments were contingent upon the successful completion of milestones, which generally represent specific deliverables. Royalty advances were recoupable against future sales based upon the contractual royalty rate. The Company amortized these costs of licenses, prepaid royalties and other outside production costs to cost of goods sold over six months commencing with the initial shipment in each region of the related title. The Company amortized these amounts at a rate based upon the actual number of units shipped with a minimum amortization of 75% in the first month of release and a minimum of 5% for each of the next five months after release. This minimum amortization rate reflected the Company's typical product life cycle. Management evaluates the future realization of such costs quarterly and charges to cost of goods sold any amounts that management deems unlikely to be fully realized through future sales. Such costs were classified as current and noncurrent assets based upon estimated product release dates. There were no prepaid licenses and royalties at December 31, 2009.

Product Development Costs

Product development costs would include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products. For the year ended December 31, 2009 the Company incurred $279,000 of product development costs.

Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales — software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales — software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Research and development costs, which consisted primarily of product development costs, are expensed as incurred.

Accrued Royalties

Accrued royalties consist of amounts due to outside developers and licensors based on contractual royalty rates for sales of shipped titles. The Company records a royalty expense based upon a contractual royalty rate after it has fully recouped the royalty advances paid to the outside developer, if any, prior to shipping a title.

Property and Equipment

Property and equipment are stated at cost. Depreciation of computers, equipment, and furniture and fixtures is provided using the straight-line method over a period of five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the remaining lease term. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the consolidated statements of operations.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the cost basis of a long-lived asset is greater than the estimated fair value, based on various models, including projected future undiscounted net cash flows from such asset (excluding interest) and replacement value, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. There can be no assurance, however, that market conditions will not change or demand for the Company's products or services will continue which could result in additional impairment of other long-lived assets in the future.

Goodwill and Intangible Assets

Goodwill and identifiable intangible assets that have indefinite useful lives are not be amortized but rather be tested at least annually for impairment, and identifiable intangible assets that have finite useful lives be amortized over their useful lives. At December 31, 2009 and 2008, the Company had no goodwill or intangible assets subject to amortization.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable and accounts payable approximates the fair value. In addition, the carrying value of all borrowings approximates fair value based on interest rates currently available to the Company. The fair value of trade receivable from related parties, advances from related party distributor, loans to/from related parties and payables to related parties are not determinable as these transactions are with related parties.

Revenue Recognition

Revenues are recorded when products are delivered to customers based on contract terms and completion of the sales process.

The Company recognizes revenue from sales by distributors, only as the distributor recognizes sales of the Company's products to unaffiliated third parties. Sales commission are recorded as marketing and sales expense. For those agreements that provide the customers the right to multiple copies of a product in exchange for guaranteed amounts, revenue is recognized at the delivery and acceptance of the product gold master. Per copy royalties on sales that exceed the guarantee are recognized as earned. Guaranteed minimum royalties on sales, where the guarantee is not recognizable upon delivery, are recognized as the minimum payments come due. The Company recognizes revenue on expired contracts when the termination date of the contract is reached because guaranteed minimum royalties are not reimbursable and is therefore, recorded as revenue.

The Company is generally not contractually obligated to accept returns, except for defective, shelf-worn and damaged products in accordance with negotiated terms. However, on a case by case basis, the Company may permit customers to return or exchange product and may provide markdown allowances on products unsold by a customer. Revenue is recorded net of an allowance for estimated returns, exchanges, markdowns, price concessions and warranty costs. Such allowances are based upon management's evaluation of historical experience, current industry trends and estimated costs. Management of the Company estimated that no allowances were necessary at December 31, 2009, 2008 and 2007. The amount of allowances ultimately required could differ materially in the near term from the amounts included in the accompanying consolidated financial statements.

Customer support provided by the Company is limited to internet support. These costs are not significant and are charged to expenses as incurred.

The Company also engages in the sale of licensing rights on certain products. The terms of the licensing rights differ, but normally include the right to develop and distribute a product on a specific video game platform. For these activities, revenue is recognized when the rights have been transferred and no other obligations exist. The Company has entered into various licensing agreements during 2008 under which it licensed others to exploit games to which the Company had intellectual property rights.

Reversal of Certain Prior Year Accruals and Accounts Payable

During the year ended December 31, 2007 the Company has reversed certain accruals and accounts payables of approximately $1.4 million. It is the Company's policy to reverse outstanding accruals and accounts payables that have been outstanding for over 4 years and no effort has been made by the vendor or claimant for that period of time to collect the outstanding balances.

Advances from Distributors

Non refundable but recoupable advances received by the Company for the future distribution and license rights are recorded as deferred income and are recognized as income as such advances are recouped from actual sales or when contracts with the distributors expire or are terminated.

Sales and Marketing

The Company generally expenses advertising and commission costs as incurred, except for production costs associated with media campaigns that are deferred and charged to expense at the first run of the advertising. Cooperative advertising with distributors and retailers is accrued when revenue is recognized. Cooperative advertising credits are reimbursed when qualifying claims are submitted. Sales and marketing costs approximated $359,000, $0 and $245,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

The Company accounts for income taxes using the liability method as prescribed by the SFAS No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes given the provisions of the enacted tax laws. A valuation allowance has been provided for all deferred tax assets equal to the amounts of these assets.

Foreign Currency

The Company " uses the local currency of its operating subsidiaries as the functional currency. Accordingly, all assets and liabilities outside the United States are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. Gains or losses arising from the translation of the foreign subsidiaries' financial statements are included in the accompanying consolidated financial statements as a component of other comprehensive loss. Gains and Losses resulting from foreign currency transactions amounted to a $14,000 loss, $9,000 gain and $60,000 loss during the years ended December 31, 2009, 2008 and 2007, respectively, and is included in other income (expense) in the consolidated statements of operations.

Net Income (Loss) Per Share

Basic net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding plus the effect of any convertible debt, dilutive stock options and common stock warrants if any. For the years ended December 31, 2009 and 2008, all options and warrants outstanding to purchase common stock were excluded from the loss per share computation as these were antidilutive. For the year ended December 31, 2007 certain warrants and options were dilutive and were included in diluted net income per share.

Segment Information

The Company discloses information regarding operating segments The Company is managed, and financial information is developed, on a geographical basis, rather than a product line basis. Thus, the Company has provided segment information on a geographical basis (see Note 12).

Allowance for Doubtful Accounts

Management establishes an allowance for doubtful accounts based on qualitative and quantitative review of credit profiles of the Company's customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. Management reassesses the allowance for doubtful accounts each period. If management made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result. Accounts receivable are written off when all collection attempts have failed.

Cost of Software Revenue

Cost of software revenue primarily reflects the manufacture expense and royalties to third party developers, which are recognized upon delivery of the product. Cost of support includes (i) sales commissions and salaries paid to employees who provide support to clients and (ii) fees paid to consultants, which are recognized as the services are performed. Sales commissions are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in foreign currency translation adjustments. The net effect of income taxes on comprehensive income (loss) is immaterial.

Stock-Based Compensation

The Company measures and recognizes compensation cost at fair value for all share-based payments, including warrants, stock options and restricted stock awards.

Recent Accounting Pronouncements

Only July 1, 2009, the Financial Accounting Standards Board (FASB) launched the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. All other accounting literature not included in the Codification is nonauthoritative.

Other recent accounting updates issued by FASB and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

3. Detail of Selected Balance Sheet Accounts

Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Computers and equipment	$ 46	$ 38
Furniture and fixtures	10	10
Web Page	17	17
	73	65
Less: Accumulated depreciation and amortization	(32)	(17)
Net Equipment	$ 41	$ 48

For the years ended December 31, 2009, 2008 and 2007, the Company incurred depreciation and amortization expense of $15,000, $10,000 and $2,000, respectively. During the years ended December 31, 2008, 2007 and 2006, the Company disposed of fully depreciated equipment having an original cost of $0, $14,000 and $0, respectively.

4. Notes Payable

The Company issued on October 2, 2006 to the following officer and directors Herve Caen, Eric Caen and Michel Welter conditional demand notes which have since become demand notes (due to the change in control resulting from Financial Planning and Development SA's acquisition of approximately 56% of the Company's outstanding stock) bearing a 5% annual interest rate. The demand notes were issued for the earned but unpaid directors' fees to Herve Caen for $50,000, to Eric Caen for $50,000, to Michel Welter for $85,000, and for earned but unpaid salary to Herve Caen in the amount of $500,000. A total of $431,000 in principal and interest remains outstanding under the demand notes as of December 31, 2009. Interest accrued on the demand notes as of December 31, 2009 was $23,000.

The Company issued on June 15, 2009 a $30,000 Note to Herve Caen bearing a 5% annual interest rate for a loan made to the Company. The Note was repaid with interest on March 19, 2010.

The Company issued on June 27, 2008 to Interactive Game Group a convertible promissory note in the amount of $52,000 for consideration received in cash. The unpaid principal balance of this Convertible Note shall bear interest at a per annum rate equal to the three (3) months Libor interest rate plus one percent adjusted quarterly and due with a six month term. (Current interest rate of 2.26%). The note is convertible into 400,000 shares of the Company's common stock price as of June 30, 2008 ($0.13 per share) which was the market price at the date of the agreement. On March 24, 2009 the Company issued to Microprose, LLC, an affiliate of Interactive Game Group, 5,454,967 shares of Common Stock of the Company and issued a warrant to purchase 1,677,483 shares of Common Stock of the Company for a total consideration of $327,298. Such shares and warrant were issued, and any underlying shares of Common Stock would be issued, in a private placement exempt from registration pursuant to section 4(2) of the Securities Act of 1933. Such warrant has a term of 3 years, an exercise price of $0.06, and is immediately exercisable. Out of the consideration of $327,298, $148,000 was received in cash, $126,000 was satisfied by the acquisition of certain intellectual property rights by the Company subsequently written off, and $53,298 was satisfied by the cancellation of the convertible promissory note in the amount of $52,000 and accrued interest thereon from Interactive Game Group. The warrants were valued using the Black-Scholes calculation and charged to operations.

The Company entered on July 24, 2008, into an Option Exercise Agreement (the "Agreement") with Atari Interactive, Inc. ("Atari Interactive"). Under the Agreement, Atari Interactive and the Company settled outstanding disputes among them, including in connection with an existing Promissory Note dated August 19, 2004 of the Company in favor of Atari Interactive (the "Note"). Pursuant to the Agreement, Atari Interactive exercised an existing option to purchase, and purchased, from the Company intellectual property rights developed by the Company in connection with the Dungeons & Dragons games. The balance of all amounts due from the Company to Atari Interactive under the Note of approximately $1,050,000.00 was cancelled and terminated and was recognized as revenue.

5. Advances from Distributors which are considered Deferred Income

	December 31,	
	2009	**2008**
	(Dollars in thousands)	
Non refundable advances for future distribution rights	$ 765,000	$ 710,000

6. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Years Ended December 31,		
	2009	**2008**	**2007**
Domestic	$ (577,000)	$ (469,000)	$ 5,640,000
Foreign	(27,000)	(24,000)	216,000
Total	$ (604,000)	$ (493,000)	$5,856,000

The provision for income taxes is comprised of the following:

	Years Ended December 31,		
	2009	**2008**	**2007**
	(Dollars in thousands)		
Current:			
Federal	$	$ -	$ -
State			-
Foreign	-	-	-
Deferred:			
Federal	-	-	-
State	-	-	-
	$ -	$ -	$ -

The Company files a consolidated U.S. Federal income tax return, which includes all of its domestic operations. The Company files separate tax returns for each of its foreign subsidiaries in the countries in which they reside. The Company's available net operating loss ("NOL") carry forward for Federal tax reporting purposes approximates $114 million and expires through the year 2029. The Company's NOL for California State tax reporting purposes approximate $39 million and expires through the year 2019. The utilization of the federal and state net operating losses may be limited by Internal Revenue Code.

Due to changes in control the utilization of net operating loss carryforwards maybe subject to annual limitations under provisions of the internal revenue code, such limitations could result in the permanent loss of a portion of the net operating loss carryforwards.

A reconciliation of the statutory Federal income tax rate and the effective tax rate as a percentage of pretax loss is as follows:

	2009	2008	2007
Statutory Federal income tax rate	34.0 %	34.0 %	34.0 %
State income tax effect, net of			
federal benefits	5.8	5.8	5.8
Valuation allowance	(39.8)	(39.8)	(39.5)
Tax rate differentiation of foreign earnings			
Other			
	- %	- %	- %

The components of the Company's net deferred income tax asset (liability) are as follows:

	December 31,	
	2009	2008
	(Dollars in Thousands)	
Current deferred tax asset (liability):		
Deferred Income	$ (99)	$ 113
Accrued expenses	-	
Foreign loss and credit carryforward	974	974
Federal and state net operating losses	45,397	51,597
Other	-	-
	46,272	52,684
Non-current deferred tax asset (liability):		
Depreciation expense	-	-
Nondeductible reserves	-	-
	-	-
Net deferred tax asset before valuation allowance	46,272	52,684
Valuation allowance	46,272	52,684
Net deferred tax asset	$ -	$ -

The Company maintains a valuation allowance against its deferred tax assets due to the uncertainty regarding future realization. In assessing the realizability of its deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. The valuation allowance on deferred tax assets decreased $6.8 million during the year ending December 31, 2009 and increased $1.8 million during the year ending December 31, 2008.

7. Commitments and Contingencies

Leases

The Company as of November 1, 2009 has relocated to new offices in Los Angeles and has a lease commitment through October 2012. We also have a lease commitment in Irvine for our new development offices through March 31, 2011. We also have a lease commitment at the French representation office through February 28, 2011 with an option for an additional 3 years.

Total net rent expense was $ 149,000, $155,000 and $83,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Litigation

The Company may be involved in various legal proceedings, claims, and litigation arising in the ordinary course of business, including disputes arising over the ownership of intellectual property rights and collection matters. In the opinion of management, the outcome of known routine claims will not have a material adverse effect on the Company's business, financial condition, or results of operations.

On September 8, 2009 Bethesda Softworks LLC filed a Complaint for Declaratory Judgment, Preliminary Injunction and Other Relief against the Company in the United States District Court for the District of Maryland. Bethesda seeks to terminate the rights Interplay holds to sell and develop certain FALLOUT(r)-branded video games, including an MMOG. Interplay disputes all claims raised by Bethesda and has answered the lawsuit and asserted Counter-Claims, including claims for Breach of Contract, Tortious Interference with Prospective Economic Advantage, Rescission, Accounting and Declaratory Relief seeking an award of damages and other relief. Interplay also seeks a declaration from the Court that it has not infringed upon the FALLOUT(R) mark and that it has satisfied the terms of theTrademark Licensing Agreement related to Interplay's production of a FALLOUT(R) massively-multiplayer online game. The Court denied Bethesda's Motion for Preliminary Injunction on December 10, 2009, A decision Bethesda has appealed. Interplay will continue to defend its rights and pursue its Counter-Claims against Bethesda.

The Company received notices from the Internal Revenue Service ("IRS") that it owes approximately $200,000 in payroll taxes, payroll tax penalties, and interest for unpaid and late payment of payroll taxes for the years 2008 and 2009, which has been accrued for December 31, 2009. The Company is in the process of negotiating a payment plan with the Internal Revenue Service.

The Company received notice from the California Franchise Tax Board that it owes approximately $25,000 in franchise tax, interest and penalties for the tax year ending 2008 which has been accrued for December 31, 2009. The Company has established a payment plan with the Franchise Tax Board.

8. Stockholders' Equity

Preferred Stock and Common Stock

The Company's articles of incorporation authorize up to 5,000,000 shares of $0.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time as the Board of Directors determine. As of December 31, 2009, there were no shares of preferred stock outstanding.

In August 2001, the former majority shareholder converted 336,070 shares of Series A Preferred Stock it purchased in April 2000 into 6,679,306 shares of Common Stock. This conversion did not include accumulated dividends of $740,000 on the Preferred Stock; these were reclassified as an accrued liability since Titus had elected to receive the dividends in cash. In March 2002, the former majority shareholder converted its remaining 383,354 shares of Series A Preferred Stock into 47,492,162 shares of Common Stock. In connection with sale of Preferred Stock with the former majority shareholder in April 2000 the Company issued a warrant to purchase 350,000 shares of the Company's common stock at $3.79 per share and another warrant to the former majority shareholder to purchase 50,000 shares of the Company's common stock at $3.79 per share. Both warrants expire in April 2010.

The Company on June 30, 2008 amended and restated its Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock, par value $0.001 per share, a total of 300,000,000 shares of Common Stock.

Warrants Issued

The Company issued a total of 11,105,883 warrants during 2009:

On June 18, 2009 the Board of Directors extended the suspension of cash compensation for Directors fees through September 2009 and issued 3,428,400 warrants to Eric Caen, Alberto Haddad, Xavier de Portal and Michel Welter respectively as Directors. Michel Welter and Xavier De Portal each were granted 999,950 , Alberto Haddad was granted 857,100 and Eric Caen was granted 571,400. Such warrants have a term of 10 years an exercise price of $0.065, and are immediately exercisable. 6,000,000 10 year warrants were issued on June 18, 2009 at an exercise price of $0.065 to Herve Caen, the Chief Executive Officer and Interim Chief Financial Officer, to extend his reduced compensation to $250,000 through June 30, 2010.

These warrants were valued using the Black-Scholes calculation. The amount of $572,047 was charged to 2009 operations.

On March 24, 2009 the Company issued to Microprose, LLC, an affiliate of Interactive Game Group, 5,454,967 shares of Common Stock of the Company and issued a warrant to purchase 1,677,483 shares of Common Stock of the Company for a total consideration of $327,298. Such shares and warrant were issued, and any underlying shares of Common Stock would be issued, in a private placement exempt from registration pursuant to section 4(2) of the Securities Act of 1933. Such warrant has a term of 3 years, an exercise price of $0.06, and is immediately exercisable. Out of the consideration of $327,298, $148,000 was received in cash, $126,000 was satisfied by the acquisition of certain intellectual property rights by the Company subsequently written off, and $53,298 was satisfied by the cancellation of the convertible promissory note (see Note 2) in the amount of $52,000 and accrued interest thereon from Interactive Game Group. These warrants were valued using the Black-Scholes calculation.

The amount of $ 23,000 was charged to 2009 operations.

Exercise of Warrants

On July 6, 2009, Herve Caen, Chief Executive Officer and Interim Chief Financial Officer, exercised 2,100,000 warrants issued in 2006 at an exercise price of 0.0279. These shares were paid for by reducing the balance due from the Company to Herve Caen including accrued interest of $21,000 and principal of $40,000.

Outstanding Warrants

	Years Ended December 31,					
	2009		2008		2007	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Warrants outstanding at beginning of year	9,150,298	$.41	7,330,000	$ .38	7,330,000	$.38
Granted	11,105,883	.0645	5,820,000	.175	-	-
Exercised	(2,100,000)	.028	(4,000,000)	.028	-	-
Canceled	-	-	-	-	-	-
Warrants outstanding and exercisable at end of year	18,156,181	$.24	9,150,298	$.41	7,330,298	$ .38

A detail of the warrants outstanding and exercisable as of December 31, 2009 is as follows:

	Warrants Outstanding and Exercisable		
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contract Life**	**Weighted Average Exercise Price**
$1.75 - $1.75	500,000	1.33	1.75
$3.79 - $3.79	460,298	.29	3.79
$0.175 - $0.175	5,000,000	8.40	.175
$.13 - $.13	820,000	8.50	$013
$.06 $.065	11,105,883	9	.064
$.0279 - $.0279	270,000	.75	.0279
Total	**18,156,181**		

Sale of Common Stock

On March 24, 2009 the Company issued to Microprose, LLC, an affiliate of Interactive Game Group, 5,454,967 shares of Common Stock of the Company and issued a warrant to purchase 1,677,483 shares of Common Stock of the Company for a total consideration of $327,298. Such shares and warrant were issued, and any underlying shares of Common Stock would be issued, in a private placement exempt from registration pursuant to section 4(2) of the Securities Act of 1933. Such warrant has a term of 3 years, an exercise price of $0.06, and is immediately exercisable. Out of the consideration of $327,298, $148,000 was received in cash, $126,000 was satisfied by the acquisition of certain intellectual property rights by the Company, and $53,298 was satisfied by the cancelation of the convertible promissory note (see Note 4) in the amount of $52,000 and accrued interest thereon from Interactive Game Group.

On October 22, 2008 and on December 5, 2008 the Company sold to two private investors a total of 284,667 shares of Common Stock of the Company, (84,667 shares at $0.09 and 200,000 shares at $0.10 per share) for a total consideration of $27,620.00. Such shares were issued, in a private placement exempt from registration pursuant to section 4(2) of the Securities Act of 1933.

Shares reserved for future issuance

Common stock reserved for future issuance at December 31, 2009 is as follows:

Stock option plan:	
Outstanding	4,960,000
Available for future grants	5,040,000
	10,000,000
	-
Warrants	18,156,181
Total	28,156,181

Treasury Stock

In December 2005, NBC Universal returned their 4,658,216 shares of the Company's common stock at no cost to the Company. The Company included these shares as treasury stock in 2009 and 2008.

9. Net Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed as net earnings (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period and does not include the impact of any potentially dilutive securities. Diluted earnings per common share is computed by dividing the net earnings available to the common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants and the conversion of outstanding convertible debentures.

	Years Ended December 31,		
	2009	2008	2007
	(Amounts in thousands, except per share amounts)		
Net income (loss) available to common stockholders	$ (1,514)	$ (493)	$ 5,856
Interest related to conversion of secured convertible promissory note	-	-	-
Dilutive net income (loss) available to common stockholders	$ (1,514)	$ (493)	$ 5,856
Shares used to compute net income (loss) per common share:			
Weighted-average common shares	108,770	103,482	99,197
Dilutive stock equivalents	0	0	2,831
Dilutive potential common shares	108,770	103,482	102,028
Net income (loss) per common share:			
Basic	$ (0.014)	$ (0.004)	$ 0.059
Diluted	$ (0.014)	$ (0.004)	$ 0.057

In 2009 and 2008 the warrants and options were anti-dilutive.

For the year ended December 31, 2007 certain warrants and options were dilutive and were included in diluted net income per share.

10. Employee Benefit Plans

Stock Option Plans

The Company has one stock option plan currently outstanding. Under the 1997 Stock Incentive Plan, as amended (the "1997 Plan"), the Company may grant options to its employees, consultants and directors, which generally vest from three to five years. At the Company's 2002 annual stockholders' meeting, its stockholders voted to approve an amendment to the 1997 Plan to increase the number of authorized shares of common stock available for issuance under the 1997 Plan from four million to 10 million.

The following is a summary of option activity pursuant to the Company's stock option plans:

	Year Ended December 31,					
	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	3,160,000	$.074	1,410,000	$.045	2,660,000	$ ..05
Granted	2,050,000	$.065	1,750,000	$.175		
Exercised	-		-		-	
Canceled	(250,000)	.15			(1,250,000)	.045
Options outstanding at end of year	4,960,000	$.097	3,160,000	$ .074	1,410,000	$.045

Black Scholes Single Option approach was used to estimate the fair value information presented utilizing ratable amortization. There were 2,050,000, 1,750,000 and 0 options granted in 2009, 2008 and 2007, respectively.

A detail of the options outstanding and exercisable as of December 31, 2009 is as follows:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life	Weighted Average Exercise Price
$ 0.0279 - $ .68	4,960,000	6.50	$ .097

11. Concentration of Credit Risk

The Company typically sells to distributors and retailers on unsecured credit, with terms that vary depending upon the customer and the nature of the product. The Company has the risk of non-payment from its customers, whether due to their financial inability to pay, or otherwise. In addition, while the Company may maintain an allowance for uncollectible receivables, the allowance may not be sufficient in every circumstance. As a result, a payment default by a significant customer could cause material harm to the Company's business and cash flow.

12. Segment and Geographical Information

The Company operates in one principal business segment, which is managed primarily from the Company's U.S. headquarters.

Net revenues by geographic regions were as follows:

	Years Ended December 31,					
	2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)		(Dollars in thousands)		(Dollars in thousands)	
North America	$ 1,048	83 %	$ 1,139 (1)	83 %	$ 5,755(2)	96 %
Europe	312	17	239	17	246	4
Rest of World	0					
OEM, royalty and licensing	0					
	$ 1,360	100 %	$ 1,378	100 %	$ 6,001	100 %

(1) Included in the net revenues by geographic regions is the exercising of the option by Atari Interactive to purchase certain intellectual properties from the company in exchange for a note due them in the amount of $1,050,000.
(2) Included in the net revenues by geographic regions is the sale of "Fallout" transaction in the amount of $5,750,000.

13. Quarterly Financial Data (Unaudited)

The Company's summarized quarterly financial data is as follows:

	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2009:				
Net revenues	$ 93	$ 251	$ 510	$ 506
Gross profit	$ 67	$ 142	$ 391	$ 613
Net income (loss)	$ (264)	$ (771)	$ (15)	$ (464)
Net income (loss) per common share basic	$ (0.002)	$ (0.007)	$ (0.00)	$ (0.004)
Net income (loss) per common share diluted	$ (0.002)	$ (0.007)	$ (0.00)	$ (0.004)
Year ended December 31, 2008:				
Net revenues	$ 57	$ 40	$ 1,083	199
Gross profit	$ 57	$ 2	$ 1,083	190
Net income (loss)	$ (344)	$ (492)	$ 624	(281)
Net income (loss) per common share basic	$ (0.004)	$ (0.005)	$ 0.01	(0.00)
Net income (loss) per common share diluted	$ (0.004)	$ (0.005)	$ 0.01	(0.00)

14. Subsequent Events

On March 17, 2010 the Company sold to Dotcorp Asset Management eleven million six hundred twenty five thousand (11,625,000) shares of Common Stock of the Company (including four million six hundred thousand (4,658,216) existing shares previously held by the Company as treasury stock and issued a warrant to purchase 7,500,000 shares of Common Stock of the Company for a total consideration of $982,650. The warrant has a term of four years, an exercise price of $0.10 and is immediately exercisable.

Proceeds of the sale will be used to fund operations, including game development.

Exhibit 21.1

Subsidiaries of the Company

Interplay OEM Inc.

Gamesonline.Com Inc.

Interplay Productions Ltd. – United Kingdom

Interplay Japan K.K.

Exhibit 31.1

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2010

/s/ Hervé Caen
Hervé Caen
Chief Executive Officer

Exhibit 31.2

Certification of Interim CFO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Hervé Caen, certify that:

1. I have reviewed this annual report on Form 10-K of Interplay Entertainment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2010

/s/ Hervé Caen
Hervé Caen
Interim Chief Financial Officer

Exhibit 32.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), the undersigned officer of Interplay Entertainment Corp., a Delaware corporation (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "10-K Report") that:

(1) the 10-K Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 15, 2010

/s/ Hervé Caen

Hervé Caen
Chief Executive Officer and

Interim Chief Financial Officer

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Interplay Entertainment Corp.

We consent to the incorporation by reference in the registration statements (Form S-8 No. 333-50254 and Form S-8 No. 333-60583 of Interplay Entertainment Corp.) of my report dated April 15, 2010 relating to the consolidated financial statements and schedule, which report appears in the December 31, 2009 annual report on Form 10-K .

/s/ Jeffrey S. Gilbert

April 15, 2010

Corporate Information

Interplay Entertainment Corp. and Subsidiaries

CORPORATE OFFICERS

BOARD OF DIRECTORS

Eric Caen

Herve Caen

Alberto Haddad

Xavier de Portal

Michel Welter

CORPORATE EXECUTIVES

Herve Caen

Chief Executive Officer

and Interim Chief Financial Officer

Eric Caen

President

David Berman

Financial Controller

Christopher Nelson
Legal Council

Corporate Offices

Corporate Headquarters

12301 Wilshire Blvd. Suite 502

Los Angeles, CA 90025

Development Studio

Irvine, California

International

Interplay Productions Limited
London, England

Auditors

Jeffrey S. Gilbert C.P.A.

Los Angeles, California

Transfer Agent

Stock Trans

Ardmore, Pennsylvania

Annual Meeting

The Annual Meeting of Stockholders will be held on June 17, 2010 at 5:00 P.M. at the Company's Headquarters:

12301 Wilshire Blvd. Suite 502
Los Angeles, CA 90025

(310) 979-7070



Interplay Entertainment Corp.
12301 Wilshire Blvd Ste 502
Los Angeles, CA 90025
www.interplay.com

